Exhibit 99.3

FIRST MAJESTIC
SILVER CORP.

2023 Management Information Circular

Notice of Annual General Meeting

May 25, 2023

FROM THE CHAIR Thomas Fudge, Jr. Chair

TO OUR SHAREHOLDERS:

You are invited to participate in the annual general meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Vancouver time) on Thursday, May 25, 2023.

The business to be considered at the annual general meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Your vote is important. We encourage you to participate in this process by voting your shares.

Thank you for your support as shareholders and I hope you can join us on May 25, 2023.

Thomas Fudge, Jr.

Chair

FROM THE PRESIDENT AND CEO

TO OUR SHAREHOLDERS:

An Enduring Team Effort

The theme for this annual report marks a year where we met extraordinary challenges while working to position First Majestic for higher earnings in 2023. Despite setbacks in 2022, we recorded another year of record silver equivalent production of 31.3 million ounces, compared with 28.8 million ounces in 2021.

Challenges at Jerritt Canyon

Our most daunting challenges came at Jerritt Canyon in Nevada, where crews faced environmental, infrastructure and rehabilitation obstacles that raised cash costs per ounce beyond expectations. Extreme winter cold, contractor inefficiencies, lower-than-expected head grades and inflation (particularly for fuel) added to our headwinds. Subsequent to year end, in March, we temporarily suspended all mining activities and reduced our workforce at Jerritt Canyon. Positive outcomes of the suspension include a significant reduction in CAPEX, expected higher earnings for 2023 and silver production rising to 51% of our output. Exploration at JC will now focus on regional targets rather than focusing on feeding the mill.

Steady Production in Mexico

In Mexico, our mines reported steady production and met guidance for the year. We completed commissioning of the LNG power plant at Santa Elena, which mostly removes the mine from diesel generated power. LNG prices have dropped significantly as of early 2023. This decline will bring costs down while greatly lowering our greenhouse gas output.

Increased ore shipment blending and higher gold grades from the Ermitaño Mine enabled Santa Elena to set another production record of 9.1 million AgEq oz in 2022, representing an 81% increase compared to 2021.

The Company achieved record revenues of $624 million in 2022, due primarily to the higher production at the Ermitaño mine. We also completed several key cost savings projects at Santa Elena in 2022, including the dual-circuit project with a new 3,000 tpd tailings filter press and the expansion of the LNG power plant to 24 MW. Despite our ongoing efforts, consolidated cash costs per ounce increased by 9% in 2022 due to unforeseen supply chain issues, a slightly stronger Mexican Peso and persistent inflation pressures felt across the industry.

Union Relations in Mexico

I’m happy to report we continued building excellent relations with our Mexican unions and worked throughout the year to foster positive working environments. I believe we are in a better position than ever to operate cooperatively and maintain a healthy corporate culture in Mexico. This has always been one of our key mandates, and it will remain even more so as we move ahead.

Effects of the Silver Market

We were also affected by lower silver prices for much of the year. From May through November, average monthly prices remained below $21 per ounce, with July through October below $20. We are seeing a turnaround as of early 2023, and we believe this trend will persist through the year.

Keith Neumeyer President and CEO

Focused on Silver

First Majestic remains a silver-focused company. Our business model has been, and will continue to be, focused on leverage to silver prices. While Ermitaño adds more gold to our production stream, we benefit from the stability that gold sales deliver. Silver usually provides greater leverage in bull markets, but gold offers a valuable buffer to silvers volatility.

Adhering to our long-term business model, we are looking aggressively for high-quality silver producing assets to return First Majestic’s production mix back to predominately silver.

I want to thank our entire First Majestic Family for their ongoing focus and hard work in 2022. Despite the challenges of 2022, we remain one of the world’s premier silver companies and are very proud of our team. We are just getting started.

Keith Neumeyer

President and CEO

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date:

Thursday,

May 25, 2023

Time:

10:00 a.m.

(Vancouver time)

Place:

The Sutton Place Hotel,

845 Burrard Street,
Vancouver, British Columbia,
V6Z 2K6

Record Date:

April 3, 2023

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the “Company”) will be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, V6Z 2K6 on Thursday, May 25, 2023 at 10:00 a.m. (Vancouver time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2022, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.  To set the number of directors of the Company at seven.

2.  To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.

4.  To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

5.  To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 3, 2023. Only registered shareholders at the close of business on April 3, 2023, will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver time) on Tuesday, May 23, 2023 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting but must follow the instructions set out in the accompanying information circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2022 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 17th day of April, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

OF FIRST MAJESTIC SILVER CORP.

Keith Neumeyer

President and Chief Executive Officer

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details

Date Thursday, May 25, 2023	Location The Sutton Place Hotel 845 Burrard Street Vancouver, British Columbia V6Z 2K6	Time 10:00 a.m. (Vancouver time)

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendation	Reference Page

Election of Directors	For each nominee	Page 8

Appointment and Remuneration of Auditors	For	Page 18

Advisory Vote on Executive Compensation	For	Page 18

2023 Management Information Circular    1

Proxy Summary

Director Nominees

Shareholders will be asked to elect seven directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 8 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Corporate Governance and Nominating	Compensation	Environmental, Social, Health and Safety

Keith Neumeyer	President and Chief Executive Officer of the Company	1998	No

Marjorie Co	Business Development Professional/ Lawyer	2017	Yes	●	Chair		●

Thomas Fudge, Jr.	Semi-retired Consultant	2021	Yes		●	●

Ana Lopez	Human Resources Executive	2020	Yes	●		Chair

Raymond Polman	Retired/Finance Consultant	2022	No				●

Jean des Rivières	Retired Executive/ Geologist	2021	Yes		●	●	Chair

Colette Rustad	Consultant	2021	Yes	Chair

2    First Majestic Silver Corp.

PART ONE VOTING INFORMATION

2023 Management Information Circular    3

Part One

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the “Company”). The accompanying form of proxy (the “Proxy”) is for use at the Annual General Meeting of shareholders of the Company (the “Meeting”) to be held on May 25, 2023, for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless otherwise indicated, all references in this Information Circular to “$” refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7383, being the exchange rate quoted by the Bank of Canada on December 31, 2022.

This Information Circular is dated April 17, 2023. Unless otherwise stated, information in this Information Circular is as of April 3, 2023.

Notice and Access Process

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Information Circular, financial statements and management’s discussion and analysis for the year ended December 31, 2022 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May  11, 2023, in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares of the Company that are registered directly in their names. Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the form of proxy (the “Proxy”) and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Shareholders have the right to appoint a person or company to represent the shareholder at the meeting other than the Management Designees. Registered shareholders that wish to appoint another

4    First Majestic Silver Corp.

Part One

person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those common shares will be voted “for” each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on May 23, 2023, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c) attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Non-Registered Holders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may participate in the Meeting (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) for further details and instructions.

If a non-registered shareholder wishes to participate (either in person or through a nominee) and vote at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

2023 Management Information Circular    5

Part One

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other accompanying form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b) unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver time) on May 23, 2023 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company’s Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of NI 54-101, the Company is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”).

The Company is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding common shares on your behalf. By choosing to send the Notice and Access notification to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Voting Securities and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of common shares without par value. As of April 3, 2023, there were 274,491,698 common shares without par value issued and outstanding.

Each shareholder is entitled to one vote for each common share held as of April 3, 2023 (“the Record Date”). The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

6    First Majestic Silver Corp.

PART TWO BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the Company’s audited consolidated financial statements for the year ended December 31, 2022, together with the auditor’s report thereon.

2.	Setting the number of directors at seven.

3.	Electing the directors who will serve until the next annual general meeting of shareholders.

4.

Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors of the Company (the “Board” or “Board of Directors”) to set the auditors’ remuneration.

5.	Voting on an advisory resolution with respect to the Company’s approach to executive compensation.

6.	Transacting any such other business as may properly be brought before the Meeting.

2023 Management Information Circular    7

Part Two

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2022, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2022 Annual Report and are available at www.firstmajestic.com/investors/agm-materials/ or under the Company’s profile at www.sedar.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-866-529-2807.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in “Nominees for Election of Directors” for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the Company’s next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder’s shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On May 20, 2016, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on February 19, 2021, and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Corporate Governance and Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Corporate Governance and Nominating Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Corporate Governance and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Corporate Governance and Nominating Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Advance Notice Policy

Pursuant to the advance notice policy (the “Advance Notice Policy”) adopted by the Board of Directors on April 11, 2013, as subsequently amended, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 20, 2023. No such nominations have been received by the Company as of the date hereof.

Director Tenure Policy

On December 3, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the “Director Tenure Policy”). The Director Tenure Policy. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance

8    First Majestic Silver Corp.

Part Two

assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

•	For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or

•	For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may extend the term of a non-management director who joined the Board on or after January 1, 2015, for a subsequent five-year period.

Nominees for Election as Directors

The tables below set out the names of each of the nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 3, 2023, and as at December 31, 2022 and 2021. All of the proposed nominees were duly elected as directors at the last Annual General & Special Meeting of shareholders held on May 26, 2022.

The Board recommends that shareholders vote FOR the director nominees.

2023 Management Information Circular    9

Part Two

KEITH N. NEUMEYER Zug, Switzerland Age: 63 Director since December 1998 Not Independent Principal Occupation: President and Chief Executive Officer of the Company since November 2001

Mr. Neumeyer has worked in the investment community for over 35 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange (“TSX”) and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Primary Skills and Expertise		2022 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Risk Management Human Resources Government and Community Relations

BMO Capital Markets Global Metals & Mining Conference

121 Mining Investment Conference

The 24th Annual Investment U Conference

Bank of America Global Metals, Mining & Steel Conference 2022

Swiss Mining Institute Conference

Prospectors & Developers Association of Canada (PDAC) Conference

Rule Symposium on Natural Resource Investing

Gold Forum Americas

121 Mining & Energy Investing

Visits to Jerritt Canyon Gold Mine

Voting Results of 2022 Annual General & Special Meeting
For	Withheld
99.35%	0.65%

Board and Committee Membership	Attendance
Board	15 / 15 100%

Other Reporting Issuer Directorships
First Mining Gold Corp. (Chairman)

Options, share-based awards and common shares (held as at April 3)

Year	Options	Share-Based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2023	841,921	486,839	4,039,102	$33,160,945	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2022	751,000	297,679	4,027,602	$36,698,803	Yes
2021	598,000	166,334	4,068,067	$48,489,525	Yes

(1)	The value at April 3, 2023 is based on the closing price on the TSX as of April 3, 2023 of C$9.76 converted to $7.26 using the April 3, 2023 exchange rate of $0.7442.
(2)	The value at December 31, 2022 is based on the closing price on the TSX as of December 31, 2022 of C$11.28 converted to $8.33 at year end exchange rate of $0.7383.
(3)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.

10    First Majestic Silver Corp.

Part Two

THOMAS F. FUDGE JR., P.E., P. Eng. (ret) Grand Junction, Colorado, United States Age: 68 Director since February 2021 Independent Principal Occupation: Semi-retired Executive

Mr. Fudge brings over 40 years of professional mining experience, having previously worked with companies including Tahoe Resources Inc., Alexco Resource Corp., Hecla Mining Company, and Sunshine Precious Metals. Mr. Fudge holds a Bachelor of Science degree in Mining Engineering from Michigan Technological University and has overseen numerous major mining construction projects in the United States, Mexico, Venezuela, Yukon Territory, Guatemala, and Peru.

Primary Skills and Expertise		2022 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Operations Industry Expertise Risk Management Government & Community Relations Environment & Sustainability

Anti-Bribery, Fraud and Corruption training

ICD National Director Conference

CGIC Webinar, Trends in Executive Compensation and Governance

CGI Global Summit 2022

Deloitte’s Disclosure Guide for Pay vs Performance

Deloitte Webcast on Performance Disclosure

Visit to Jerritt Canyon Gold Mine

Voting Results of 2022 Annual General & Special Meeting
For	Withheld
97.47%	2.53%

Board and Committee Membership	Attendance
Board	15 / 15 100%
Compensation	3 / 3 100%
Corporate Governance & Nominating	2 / 2 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 3)

Year	Options	Share-based awards	Common shares	Total value of common Shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2023	N/A	40,331	1,750	$305,651	No(4)

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, Share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2022	N/A	20,385	1,750	$184,341	No(4)
2021	N/A	6,075	1,000	$78,521	No(4)

(1)	The value at April 3, 2023 is based on the closing price on the TSX as of April 3, 2023 of C$9.76 converted to $7.26 using the April 3, 2023 exchange rate of $0.7442.
(2)	The value at December 31, 2022 is based on the closing price on the TSX as of December 31, 2022 of C$11.28 converted to $8.33 at year end exchange rate of $0.7383.
(3)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(4)	Mr. Fudge, Jr. became a director on February 17, 2021 and has five years from his date of appointment to comply with the share ownership guidelines described herein.

2023 Management Information Circular    11

Part Two

MARJORIE CO, BSc, LLB, MBA British Columbia, Canada Age: 54 Director since March 2017 Independent Principal Occupation: Business Development Professional/Lawyer

Ms. Co brings over 20 years of legal, business and corporate development experience. She currently provides business development and legal advice for technology-focused organizations and start-up companies. Her previous roles have included being the Director of Strategic Relations at Westport Innovations Inc. and Chief Development Officer at The PROOF Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Primary Skills and Expertise		2022 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources and Environment & Sustainability

Labour and Employment-Current and Legislative COVID Updates

Mine Closure Readiness: Are Governments and Industry Prepared?

Geopolitical Insights & Impact

Audit Committee Effectiveness

SEC Proposals Climate Change and Cybersecurity

Privacy and Security 2022

Hiring and Firing-Updates on Best Practices

ICD National Director Conference

Global Network of Director Institutes 24-hour Virtual Conference

CGI Global Summit 2022

Fasken Symposium 2022

Labour and Employment-Year in Review

When and How to Terminate a Contract

Visit to Jerritt Canyon Gold Mine

Voting Results of 2022 Annual General & Special Meeting
For	Withheld
98.50%	1.50%

Board and Committee Membership	Attendance
Board	15 / 15 100%
Corporate Governance & Nominating	2 / 2 100%
Audit	5 / 5 100%
Environmental, Social, Health & Safety	3 / 3 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 3)

Year	Options	Share-based awards	Common shares	Total value of common Shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2023	48,527	30,155	13,821	$356,213	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2022	48,527	18,188	13,821	$338,198	Yes
2021	70,524	11,237	13,821	$458,725	Yes

(1)	The value at April 3, 2023 is based on the closing price on the TSX as of April 3, 2023 of C$9.76 converted to $7.26 using the April 3, 2023 exchange rate of $0.7442.
(2)	The value at December 31, 2022 is based on the closing price on the TSX as of December 31, 2022 of C$11.28 converted to $8.33 at year end exchange rate of $0.7383.
(3)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.

12    First Majestic Silver Corp.

Part Two

ANA LOPEZ, B.A. Hons., LLB, CPHR, CEC British Columbia, Canada Age: 55 Director since June 2020 Independent Principal Occupation: Human Resources Executive

Ms. Lopez brings over 20 years of experience in human resources, having led broad HR portfolios in the transportation and education sectors. Ms. Lopez is currently the Vice-President Human Resources and People Development at the British Columbia Institute of Technology, and was previously the Vice-President Human Resources at TransLink. Ms. Lopez was called to the British Columbia Bar in 1994 and is a member of the Law Society of British Columbia. Ms. Lopez is a Certified Executive Coach, with a Graduate Certificate in Executive Coaching from Royal Roads University. She received her Bachelor of Laws degree from the University of Ottawa, and her Bachelor of Arts Honours from Carleton University. She is also a 2008 alumnus of the Governor General’s Canadian Leadership Conference.

Primary Skills and Expertise		2022 Continuing Education
Strategic Leadership Industry Expertise Accounting Risk Management Human Resources Information Technology and Environment & Sustainability

SEC Proposals-Climate-Related and Cybersecurity-Overview and Impact to Public Companies

ICD National Director Conference (Governing with Courage)

Enterprise Risk Oversight for Directors

2022 Executive Compensation Trends

Leadership in DEI

Trends in Executive Compensation and Governance: What Should Boards be Thinking?

The Evolution of Work: How to Build a Culture of Innovation and Human Connection in a Hybrid World

Reshaping the Future: Hot Inflation or Cool Compensation

Managing the Risks of ESG Reporting

Preparing for the new SEC Pay versus Performance Disclosures

An evolving risk landscape: What Audit Committees Need to Know Now

Visit to Jerritt Canyon Gold Mine

Voting Results of 2021 Annual & Special General Meeting
For	Withheld
98.14%	1.86%

Board and Committee Membership(1)	Attendance
Board	15 / 15 100%
Compensation	3 / 3 100%
Audit	3 / 3 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 3)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2023	21,496	18,068	15,907	$246,774	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2022	21,496	17,779	15,907	$280,538	Yes
2021	21,496	10,418	13,673	$281,276	Yes

(1)	The value at April 3, 2023 is based on the closing price on the TSX as of April 3, 2023 of C$9.76 converted to $7.26 using the April 3, 2023 exchange rate of $0.7442.
(2)	The value at December 31, 2022 is based on the closing price on the TSX as of December 31, 2022 of C$11.28 converted to $8.33 at year end exchange rate of $0.7383.
(3)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.

2023 Management Information Circular    13

Part Two

RAYMOND POLMAN, B. Sc. (Econ), CPA, CA British Columbia, Canada Age: 63 Director since May 2022 Not Independent Principal Occupation: Retired Chief Financial Officer

Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of the Company from February 2007 to December 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly-traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental Services Ltd., a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Professional Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte, LLP.

Primary Skills and Expertise		2022 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Industry Expertise Accounting Risk Management and Information Technology

ESG Symposium (CPA Canada)

Monthly review of accounting technical publications

Sustainability Disclosure Priorities for 2023

IFRS-Update 2022

ESG and Role of Corporate Counsel

Q3 Financial Reporting Update

Visit to Jerritt Canyon Gold Mine

Voting Results of 2022 Annual & Special General Meeting
For	Withheld
96.96%	3.04%

Board and Committee Membership	Attendance
Board	10 / 10
Environmental, Social, Health & Safety	3 / 3

Other Reporting Issuer Directorships
First Mining Gold Corp.

Options, share-based awards and common shares (held as at April 3)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2023	N/A	19,502	125,067	$1,050,061	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2022	N/A	7,535	128,667	$1,134,294	Yes
2021	325,000	55,800	114,200	$2,690,045	Yes

(1)	The value at April 3, 2023 is based on the closing price on the TSX as of April 3, 2023 of C$9.76 converted to $7.26 using the April 3, 2023 exchange rate of $0.7442.
(2)	The value at December 31, 2022 is based on the closing price on the TSX as of December 31, 2022 of C$11.28 converted to $8.33 at year end exchange rate of $0.7383.
(3)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.

14    First Majestic Silver Corp.

Part Two

JEAN DES RIVIÈRES, P.Geo, M.Sc.A., B.Sc. Québec, Canada Age: 63 Director since March 2021 Independent Principal Occupation: Retired Executive/Geologist

Mr. des Rivières offers global diversified knowledge in the exploration and mining industry gained in more than 50 countries over a 35 year period. He occupied managerial and technical positions with companies such as BHP Group Limited, Rio Algom Ltd. and Noranda Inc. In his latest role as Vice President of Metals Exploration for BHP, he developed the global strategies that guided the teams to the discovery of the Oak Dam West iron oxide copper gold deposit in South Australia. His participation in the Minerals Americas Leadership team allowed him to contribute to the copper mining assets. Further, he chaired the Inclusion and Diversity committee of BHP. Prior to the vice presidency, he assumed global roles such as Ag-Pb-Zn global search leader, global copper commodity specialist and Resource Development Manager in the Business Development team. In this latter role, he helped to develop the strategies guiding the brownfield exploration programs for copper and Ag-Pb-Zn for BHP which resulted in the discoveries at Escondida Sur. He received his Bachelor or Science in Geology from the Université du Québec à Montréal in 1983 and his Master’s of Applied Science in Geology from L’Ecole Polytechnique de Montreal from the University of Montreal in 1985.

Primary Skills and Expertise		2022 Continuing Education

Strategic Leadership

International Business

Mergers & Acquisitions

Operations

Industry Expertise

Accounting

Risk Management

Human Resources

Government & Community Relations and Environment & Sustainability

PDAC Seminars on Climate Change during the Global Summit Preparing for new SEC Pay and Performance Disclosure Visit to Jerritt Canyon Gold Mine
Voting Results of 2022 Annual General & Special Meeting
For	Withheld
98.50%	1.50%

Board and Committee Membership	Attendance
Board	15 / 15 100%
Compensation	3 / 3 100%
Corporate Governance & Nominating	2 / 2 100%
Audit	2 / 2 100%
Environmental, Social, Health & Safety	3 / 3 100%

Other Reporting Issuer Directorships
Midland Exploration Inc.

Options, share-based awards and common shares (held as at April 3)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2023	N/A	25,085	8,663	$245,125	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2022	N/A	14,303	6,878	$176,396	No(4)

2021	N/A	5,371	5,815	$124,147	No(4)

(1)	The value at April 3, 2023 is based on the closing price on the TSX as of April 3, 2023 of C$9.76 converted to $7.26 using the April 3, 2023 exchange rate of $0.7442.
(2)	The value at December 31, 2022 is based on the closing price on the TSX as of December 31, 2022 of C$11.28 converted to $8.33 at year end exchange rate of $0.7383.
(3)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(4)	Mr. des Rivières became a director on March 31, 2021 and has five years from his date of appointment to comply with the share ownership guidelines described herein.

2023 Management Information Circular    15

Part Two

COLETTE RUSTAD, CPA, CA British Columbia, Canada Age: 57 Director since July 2021 Independent Principal Occupation: Consultant

Ms. Rustad is an international financial expert with over 30 years of diverse financial and operational experience, including mergers and acquisitions, project construction, risk management and advisory expertise in the mining, financial services, energy and technology sectors. She currently serves as a director of the Sanford Housing Society, previously served as a director for Terrane Metals Corp. and held executive positions at Barrick Africa, VP & CFO; Goldcorp Inc, Senior Vice-President Treasurer and Controller; EY Toronto, Senior Manager and Alio Gold, EVP & CFO. She is a Chartered Professional Accountant (CPA)(CA) and has a Bachelor of Commerce from the University of Calgary and completed the Advanced Management Program from the Wharton Graduate School of Business, University of Pennsylvania.

Primary Skills and Expertise		2022 Continuing Education

Strategic leadership

international business

mergers & acquisitions

corporate finance

operations

industry expertise

accounting

risk management

human resources

information technology

government & community relations and environment & sustainability

Climate Governance Initiative (CGI) Global Summit 2022: Ambition to Action

CPABC-An evolving risk landscape: what audit committees need to know now

Review of Glass Lewis and ISS Proxy Guideline and voting recommendations 2022

CPABC-SEC Proposals-Climate related and cybersecurity disclosures-Overview and Impact

Top 10 Business risks and opportunities for mining and metals in 2023

EY National Financial Reporting Update 2022

KPMG Mining executive and director forum-Economic Outlook Seminar: Opportunities for mining in the energy transition

Deloitte Mining Audit Committee Roundtable

KPMG Mining Audit Committee Roundtable

CPAB’s Mining Industry Forum-Regulatory assessment update; CPAB disclosures update; Roundtable discussion of auditing and accounting issues; talent shortage, environmental, social and governance (ESG) & Board standards for monitoring and oversight

EY’s 2022 Mining and Metals Finance Insights and Reporting Developments

Visit to Jerritt Canyon Gold Mine

Voting Results of 2022 Annual & Special General Meeting
For	Withheld
99.21%	0.79%

Board and Committee Membership	Attendance
Board	15 / 15 100%
Audit	3 / 3 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 3)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2023	N/A	24,584	426	$218,455	No(4)

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2022	N/A	12,617	426	$180,248	No(4)
2021	N/A	3,448	N/A	$38,267	No(4)

(1)	The value at April 3, 2023 is based on the closing price on the TSX as of April 3, 2023 of C$9.76 converted to $7.26 using the April 3, 2023 exchange rate of $0.7442.
(2)	The value at December 31, 2022 is based on the closing price on the TSX as of December 31, 2022 of C$11.28 converted to $8.33 at year end exchange rate of $0.7383.
(3)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(4)	Ms. Rustad became a director on July 1, 2021 and has five years from her date of appointment to comply with the share ownership guidelines described herein.

16    First Majestic Silver Corp.

Part Two

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 3, 2023.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under “Statement of Corporate Governance Practices—Assessments”, the Board of Directors has adopted an annual formal director assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

	Keith Neumeyer	Marjorie Co	Thomas Fudge	Ana Lopez	Raymond Polman	Jean des Rivières	Colette Rustad

Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.

	✓	✓	✓	✓	✓	✓	✓

International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.

	✓	✓	✓		✓	✓	✓
Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	✓	✓	✓		✓	✓	✓
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	✓	✓	✓		✓		✓

Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.

	✓		✓			✓	✓
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	✓	✓	✓	✓	✓	✓	✓

2023 Management Information Circular    17

Part Two

	Keith Neumeyer	Marjorie Co	Thomas Fudge	Ana Lopez	Raymond Polman	Jean des Rivières	Colette Rustad

Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.

		✓		✓	✓	✓	✓
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.	✓	✓	✓	✓	✓	✓	✓

Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.

	✓	✓		✓		✓	✓
Information Technology - Experience developing and implementing leading information technology practices, including information security, at a major organization.				✓	✓		✓

Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.

	✓		✓			✓	✓
Environment and Sustainability - Experience with and an understanding of environmental, health and safety issues and sustainable development practices in the mining industry.		✓	✓	✓		✓	✓

Appointment of Auditors

The auditors for the Company are Deloitte LLP, Independent Registered Public Accounting Firm, of 939 Granville Street, British Columbia V6B 1L3. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Deloitte LLP was first appointed as auditors for the Company on December 14, 2004.

The Board recommends that shareholders vote FOR the re-appointment of Deloitte LLP as auditors of the Company until the next Annual General Meeting and FOR the resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors.

Advisory Vote on Executive Compensation

On March 6, 2015, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as “Say-on-Pay” (the “Say-on-Pay Policy”). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company’s compensation plans for executives, as well as the plans themselves.

18    First Majestic Silver Corp.

Part Two

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular for this meeting.”

The Board recommends that shareholders vote FOR the advisory resolution on executive compensation.

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. A summary of the significant comments relating to compensation from shareholders will be included in the Company’s Information Circular for the subsequent year and an explanation as to any changes to be made to compensation plans or why no changes are contemplated will be disclosed.

2023 Management Information Circular    19

PART THREE STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the “Board Mandate”) provided in Appendix “A” hereto clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 – Disclosure of Corporate Governance Practices, as set out in Form 58-101F1 – Corporate Governance Disclosure (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

20    First Majestic Silver Corp.

Part Three

Board of Directors

Independence of the Board

The Board currently consists of seven directors, of whom five (a majority) are independent. None of the five independent directors has any direct or indirect material relationship with the Company (other than as a holder of shares, Options, RSU’s or DSU’s of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that person’s independent judgment. Marjorie Co, Thomas Fudge, Ana Lopez, Jean des Rivières and Colette Rustad are independent. Keith Neumeyer is the President and Chief Executive Officer of the Company. As an Officer of the Company, Mr. Neumeyer is not an independent director. Raymond Polman, former Chief Financial Officer of the Company, as a result of his former position with the Company, is not considered an independent director.

Director	Independent	Non-Independent	Reason for Non-Independence

Keith Neumeyer		•	Officer

Marjorie Co	•

Thomas Fudge, Jr.	•

Ana Lopez	•

Raymond Polman		•	Former Officer

Jean des Rivières	•

Colette Rustad	•

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships

Keith Neumeyer	First Mining Gold Corp.	Chairman	Audit Committee, Compensation Committee Corporate Governance & Nominating Committee

Jean des Rivières	Midland Exploration Inc.		Audit Committee Technical Committee

Raymond Polman	First Mining Gold Corp.		Audit Committee Corporate Governance & Nominating Committee

The Board Mandate prohibits a director of the Company from serving on the board of more than five reporting issuers (excluding the Company).

The term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer. Each of Keith Neumeyer and Raymond Polman is also a member of the board of directors of First Mining Gold Corp. (“FF”), a mineral exploration and development company listed on the Toronto Stock Exchange. This constitutes a “Board Interlock” for purposes of the Board Mandate. The Board has determined that, in its judgement, the Board Interlock does not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, FF is focused on development and exploration properties, primarily in eastern Canada while the Company is focused on producing properties in Mexico and the United States.

2023 Management Information Circular    21

Part Three

In the event of a conflict, each of the directors involved will be required to act in accordance with their obligations under the Code (as defined under the heading “Ethical Business Conduct”) and applicable corporate and securities laws as described under “Ethical Business Conduct”.

Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following board meetings and Audit Committee meetings. During the financial year ended December 31, 2022, the independent directors held 15 in-camera meetings (one at the end of each board meeting) and five in-camera meetings at the end of Audit Committee meetings.

Chair

The Chair of the Board, Thomas Fudge, Jr., is an independent director. The Chair of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chair of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Compensation Committee with its annual review of the performance of directors and the Board as a whole.

22    First Majestic Silver Corp.

Part Three

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2022, the Board held 15 meetings, the Audit Committee held five meetings, the Compensation Committee held three meetings, the Corporate Governance and Nominating Committee held two meetings and the Environmental, Social, Health and Safety Committee held three meetings. The following table provides details regarding attendance of each director and committee meetings during the financial year ended December 31, 2022. Raymond Polman was appointed on May 26, 2022 and Douglas Penrose’s term ended May 26, 2022.

Director	Board of Directors	Audit Committee	Corporate Governance and Nominating Committee	Compensation Committee	Environmental, Social, Health and Safety Committee	Committees (Total)	Overall Attendance

Keith Neumeyer	15 / 15					–	15 / 15

	(100%)						(100%)

Marjorie Co	15 / 15	5 / 5	2 / 2(1)		3 / 3	10 / 10	25 / 25

	(100%)	(100%)	(100%)		(100%)	(100%)	(100%)

Thomas Fudge, Jr.	15 / 15		2 / 2	3 / 3		5 / 5	20 / 20

	(100%)		(100%)	(100%)		(100%)	(100%)

Ana Lopez	15 / 15	3 / 3		3 / 3(1)		6 / 6	21 / 21

	(100%)	(100%)		(100%)		(100%)	(100%)

Raymond Polman	10 / 10				3 / 3	3 / 3	13 / 13

	(100%)				(100%)	(100%)	(100%)

Jean des Rivières	15 / 15	2 / 2	2 / 2	3 / 3	3 / 3(1)	10 / 10	25 / 25

	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)

Colette Rustad	15 / 15	3 / 3				3 / 3	18 / 18

	(100%)	(100%)				(100%)	(100%)

Douglas Penrose	5 / 5	2 / 2				2 / 2	7 / 7

	(100%)	(100%)				(100%)	(100%)

(1)	Indicates such director as the Chair of the committee.

Board Mandate

The Board Mandate was implemented by the Board effective March 7, 2019 and amended on February 19, 2021 and August 19, 2021 and is attached as Appendix “A” to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chair of the Board and the Chair of each committee of the Board. See “Board of Directors – Chair” for a description of the Chair of the Board’s role and responsibilities.

The Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The Chief Executive Officer develops strategic direction and initiatives to maximize

2023 Management Information Circular    23

Part Three

shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The current Chair of the Audit Committee, Colette Rustad, is an independent director. The Chair of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chair of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings, chair Audit Committee meetings, report to the Board on the activities, findings and recommendations of the Audit Committee and ensure annual performance evaluation of the Audit Committee and Audit Committee members.

The Chair of the Corporate Governance and Nominating Committee, Marjorie Co, is an independent director. The Chair of the Corporate Governance and Nominating Committee provides leadership to enhance the effectiveness of the Corporate Governance and Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance and Nominating Committee, as outlined in the Corporate Governance and Nominating Committee Mandate, are well understood by the members of the Corporate Governance and Nominating Committee and executed as effectively as possible. The Chair of the Corporate Governance and Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance and Nominating Committee meetings, chair Corporate Governance and Nominating Committee meetings, report to the Board on the activities, findings and recommendations of the Corporate Governance and Nominating Committee, ensure annual performance evaluation of the Corporate Governance and Nominating Committee and Corporate and Nominating Committee members and investigate complaints received under the Company’s Whistleblower Policy (see “Whistleblower Policy” below).

The Chair of the Compensation Committee, Ana Lopez, is an independent director. The Chair of the Compensation Committee provides leadership to enhance the effectiveness of the Compensation Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Compensation Committee, as outlined in the Compensation Committee Mandate, are well understood by the members of the Compensation Committee and executed as effectively as possible. The Chair of the Compensation Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation Committee meetings, chair Compensation Committee meetings, report to the Board on the activities, findings and recommendations of the Compensation Committee and ensure annual performance evaluation of the Compensation Committee and the Compensation Committee members.

The Chair of the Environmental, Social, Health and Safety Committee, Jean des Rivières, is an independent director. The Chair of the Environmental, Social, Health and Safety Committee provides leadership to enhance the effectiveness of the Environmental, Social, Health and Safety Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Environmental, Social, Health and Safety Committee, as outlined in the Environmental, Social, Health and Safety Committee Mandate, are well understood by the members of the Compensation Committee and executed as effectively as possible. The Chair of the Environmental, Social, Health and Safety Committee is responsible for the following duties and responsibilities, among other things: monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights.

The Board of Directors has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company’s history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a

24    First Majestic Silver Corp.

Part Three

different set of skills and professional background, the Board of Directors seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Continuing education for all members of the Board is conducted primarily on an informal basis. As part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the directors.

Board members have full access to the Company’s records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2022:

Date and Place	Event	Director(s) Attending

February 2022 Hollywood, USA	BMO Capital Markets Global Metals & Mining Conference	Neumeyer

February 2022 Virtual	Labour and Employment-Current and Legislative COVID Updates	Co

March 2022 Las Vegas, USA	121 Mining Investment Conference	Neumeyer

March 2022 Virtual	Mine Closure Readiness: Are Governments and industry prepared?	Co

March 2022 Virtual	Geopolitical Insights & Impact	Co

April 2022 San Diego, USA	The 24th Annual Investment U Conference	Neumeyer

April 2022 Virtual	Audit Committee Effectiveness	Co

April 2022 Virtual	SEC Proposals Climate Change and Cybersecurity	Co, Lopez, Rustad

April 2022 Virtual	Privacy and Security 2022	Co

April 2022 Virtual	Anti-Bribery, Fraud and Corruption Training	Fudge

May 2022 Miami, USA	Bank of America Global Metals, Mining & Steel Conference 2022	Neumeyer

May 2022 Virtual	Hiring and Firing – Updates on Best Practices	Co

May 2022 Virtual	ICD National Director Conference	Co, Lopez, Fudge

May 2022 Virtual	Enterprise Risk Oversight for Directors	Lopez

May 2022 Vancouver, BC	Review of Glass Lewis and ISS proxy guidelines and voting recommendations 2022	Rustad

June 2022 Zurich, Switzerland	Swiss Mining Institute Conference	Neumeyer

June 2022 Toronto, Canada	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer, des Rivières

June 2022 Virtual	ESG Symposium	Polman

June 2022 Virtual	Executive Compensation Trends	Lopez

2023 Management Information Circular    25

Part Three

Date and Place	Event	Director(s) Attending

July 2022 Florida, USA	Rule Symposium on Natural Resource Investing	Neumeyer

July 2022 Virtual	Global Network of Director Institutes 24-hour Virtual Conference	Co

July 2022 Virtual	Leadership in DEI	Lopez

July 2022 Vancouver, BC	KPMG – Mining Audit Committee Roundtable	Rustad

September 2022 Colorado Springs, USA	Gold Forum Americas	Neumeyer

September 2022 Virtual	Q3 Financial Reporting Update	Polman

September 2022 Virtual	Trends in Executive Compensation and Governance: What Should Boards be Thinking?	Lopez

September 2022 Virtual	The Evolution of Work: How to Build a Culture of Innovation and Human Connection in a Hybrid World	Lopez

September 2022 Virtual	Reshaping the Future: Hot Inflation or Cool Compensation	Lopez

September 2022 Vancouver, BC	Top 10 business risks and opportunities for mining and metals in 2023	Rustad

September 2022 Vancouver, BC	EY – National Financial Reporting Update 2022	Rustad

September 2022 Vancouver, BC	Deloitte – Mining Audit Committee Roundtable	Rustad

October 2022 Singapore	121 Mining & Energy Investing	Neumeyer

October 2022 Virtual	IFRS – Update 2022	Polman

October 2022 Virtual	Managing the Risks of ESG Reporting	Lopez

October 2022 Virtual	Trends in Executive Compensation and Governance	Fudge

October 2022 Vancouver	KPMG – Mining executive and director forum-Economic outlook seminar; opportunities for mining in the energy transition	Rustad

October 2022 Virtual	CGI Global Summit 2022	Co, Fudge, des Rivières, Rustad

November 2022 Virtual	Disclosure Guide for Pay vs. Performance	Fudge

November 2022 Virtual	Performance Disclosure	Fudge

November 2022 Virtual	Preparing for the new SEC Pay versus Performance disclosure	Lopez, des Rivières

November 2022 Virtual	An evolving risk landscape: What Audit Committees Need to Know Now	Lopez, Rustad

November 2022 Virtual	Fasken Symposium 2022	Co

November 2022 Virtual	Labour and Employment – Year in Review	Co

November 2022 Vancouver, BC	CPAB’s Mining Industry Forum-Regulatory assessment update; CPAB disclosures update; roundtable discussion of auditing and accounting issues; talent shortage, environmental, social and governance & Board’s standards for monitoring and oversight	Rustad

26    First Majestic Silver Corp.

Part Three

Date and Place	Event	Director(s) Attending

November 2022 Vancouver, BC	EY’s 2022 Mining and Metals Finance Insights and Reporting Developments	Rustad

November 2022 Elko, Nevada, USA	Visit to Jerritt Canyon Gold Mine	Neumeyer, Co, Fudge, Lopez, Polman, des Rivières, Rustad

December 2022 Virtual	Monthly review of accounting technical publications	Polman

December 2022 Virtual	Q4 Financial reporting update	Polman

December 2022 Virtual	Sustainability Disclosure Priorities for 2023	Polman

December 2022 Virtual	ESG and the Role of Corporate Counsel	Polman

December 2022 Virtual	When and How to Terminate a Contract	Co

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code on an annual basis. Any non-compliance with the Code is required to be reported to the Corporate Governance and Nominating Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these interests to the Company’s Chief Executive Officer and the Corporate Governance and Nominating Committee, who will assess whether there is a conflict of interest. If it is determined that there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Environmental Social Governance

The Company is committed to the principles of sustainable development, safety, and conducting its activities in an environmentally and socially responsible manner. The Company’s core Environmental Social Governance (“ESG”) values are: caring for the environment in which it operates; contributing to the long-term development of its host communities; ensuring safe and secure workplaces for employees, local communities and governments; and operating transparently. Maintaining and improving good relationships and collaboration with the Company’s host communities is essential to achieving sustainability targets.

Through proactive engagement, the Company understands social, economic and environmental priorities and takes actions to tackle the most pressing issues and material risks.

The Board has adopted formal policies, procedures, and industry best practices to manage the Company’s impacts and contribute to the social and economic development of local communities. The Board is directly responsible for this through its supervision of the Environmental, Social, Health & Safety Committee (the “ESHS

2023 Management Information Circular    27

Part Three

Committee”). The members of the ESHS Committee currently consists of Jean des Rivières, Marjorie Co and Raymond Polman. The purpose of the ESHS Committee is, under the supervision of the Board, to monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights (“ESHS Matters”).

The ESHS Committee’s responsibilities include, but are not limited to, the following:

•	ESHS Matters: review and monitor the ESHS Matters, affairs, systems, policies and activities of the Company on behalf of the Board in light of compliance with applicable legislation and policies.

•	Developments: monitor significant developments in relevant policies, legislation and trends with respect to ESHS Matters that the Company operates in.

•	Initiatives: review initiatives and strategies related to ESHS Matters and make recommendations to management and the Board.

•	Objectives and Assessment: review and recommend to the Board for approval, corporate objectives relating to ESHS Matters, and assess the Company’s performance against these objectives.

•	Disclosure: review public reporting relating to the Company’s performance on ESHS matters and ensure all such disclosure requirements are observed.

•	Review of Breaches: review any breaches relating to the Company’s policies or applicable legislation and policies on ESHS Matters and make recommendations to the Board for handling such breaches;

•

Report to the Board: report to the Board on a regular and timely basis, and at least annually, on ESHS Matters and other matters coming before the Committee for review, discussion or action by the Board or another committee of the Board;

•	Risk Assessment: assess with senior officers of the Company, the Company’s material risk exposures relating to ESHS Matters and the Company’s actions to identify, monitor and mitigate such exposures.

•	Report on ESG: review and approve the report on ESHS Matters for publication and other ESHS Matters in the annual management information circular.

The Board’s materiality assessment process (the “Materiality Assessment Process”), informed by the Global Reporting Initiative (“GRI”), provides a consistent methodology for measuring and tracking social impacts and sustainability performance across the Company’s mines, while offering the flexibility needed to tailor the approach to the circumstances of each operation. As part of the Materiality Assessment Process, the Company collects qualitative data through a series of internal workshops at each mine site, as well as corporate surveys. Input is also gathered through consultations with key content specialists within the Company, who conduct ongoing internal and external stakeholder engagement and have the ability to represent perceptions from various stakeholders, including: community members, employees, contract workers, labour unions, supply chain vendors, government authorities, industry organizations, non-governmental organizations, and shareholders.

The Company also conducts regular audits of its systems and monitors the results of site performance to identify corrective actions and improvements. Sustainability performance is reported to the Board on a quarterly basis. The audits help the Board monitor and manage the impacts of the Company’s activities on communities, the work force, and regional supply chains.

The Company has implemented a number of systems relating to the environment and sustainability, including the following management systems:

First Majestic Environmental Management System (“EMS”). EMS is applied across all operations and projects of the Company. It is designed to establish a culture focused on preventing, minimizing and mitigating environmental impacts. EMS is based on international standards and best practices, and best industry practices

28    First Majestic Silver Corp.

Part Three

in the US and Mexico, and the requirements to obtain the Clean Industry Accreditation (the “CIA”) for the Mexican-based operations. All of the Company’s operating mines have implemented an annual compliance program to manage the obligations and conditions that must be fulfilled under the Company’s environmental permits. External EMS audits are conducted regularly to review the performance of each mining operation. Important environmental indicators such as water consumption, greenhouse gas emissions, and environmental incidents are recorded and updated in real time in the Company’s internal Risk Management System and Production Status database.

First Majestic Social Management System (“SMS”). SMS is the Company’s tool to implement its social performance commitments. The purpose of the various programs and procedures within SMS is to ensure the Company is proactively managing operational impacts, engaging transparently with its stakeholders, and collaborating in a manner that achieves tangible development outcomes in its regions of operation. SMS is based upon social performance best practices, including International Finance Corporation (“IFC”) Performance Standards, Towards Sustainable Mining Protocols, International Council on Mining and Metals (“ICMM”), UNICEF Child Rights and Business Principles, the Voluntary Principles on Security and Human Rights, and includes clear performance indicators for continuous improvement. All of the Company’s operating mines have local community engagement plans and social investment programs in place. Each site has had a social impact assessment conducted and has identified an area of influence, which includes the local communities in a geographic area impacted economically, socially, and/or environmentally by its operations. In 2022, First Majestic´s three operating mines in Mexico, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine have all been awarded with the 2022 Socially Responsible Business Distinction Award, also known as the Empresa Socialmente Responsable Award, for best sustainability practices. Since being acquired by First Majestic, the Santa Elena operation, located in the state of Sonora, received the Award for the eighth consecutive years; the La Encantada operation, located in the state of Coahuila, received the distinction for two years and the San Dimas operation, located in the state of Durango, for five consecutive years. The Award is presented annually by the Centro Mexicano para la Filantropia CEMEFI (Mexican Centre for Philanthropy). This distinction from within the Mexican community recognizes excellence in environmental and social responsibility and ethical management.

Occupational Health and Safety Management System (“OHSM”). OHSM is applied in all Mexican operations to standardize tasks, and strengthen a culture focused on keeping our people safe. Key pillars of OHSM are Visible Felt Leadership, regulatory compliance and fulfillment of the requirements to obtain the Mexico Safe Company Certification, issued by the Mexican Secretariat of Labour and Social Welfare. All of the Company’s operations in Mexico have subscribed to the voluntary program and self-audit process.

The Company also implemented a number of initiatives to minimize the social and economic effects caused by the global COVID-19 pandemic. Prior to the Mexican Government deeming mining as an essential business on May 18, 2020, the Company adopted sanitary protocols to slow down or prevent the spread of the virus throughout the communities and operations where the Company is active. The Company’s response included the creation of preparedness and response plans for COVID-19 prevention and control at each site. For more information on the Company’s COVID response, please refer to the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.

Although the Company’s sustainability practices and efforts have been in place for many years, the Company published its first environmental, social and governance (“ESG”) report (the “2019 Sustainability Report”) in 2020 and has since published its most recent ESG report in 2022 (the “2022 Sustainability Report”). The 2022 Sustainability Report follows internationally-recognized guidance for extractive companies operating globally and is aligned with Canadian Enhanced Corporate Social Responsibility (“CSR”) Strategy. This guidance includes, GRI, the Sustainability Accounting Standards Board, the UN Sustainable Development Goals, the Mining Association of Canada’s Towards Sustainable Mining Initiative, the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, International Finance Corporation Performance Standards, and UN Guiding Principles on Business and Human Rights. The 2022 Sustainability Report can be found on the Company’s website at https://www.firstmajestic.com/corporate-social-responsibility/esg-report/.

2023 Management Information Circular    29

Part Three

The Company’s 2022 Sustainability Report and ESG reporting in general is not prepared in accordance with the Task Force on Climate-Related Financial Disclosures’ (“TCFD”) recommendations, but they are aligned with them. Below is a summary of key disclosures related to the TCFD recommendations.

The Company’s governance structure addresses climate-related risks and opportunities through site-level implementation of sustainability policies and processes, and executive and board-level supervision. Beginning with the CEO, the Company champions sustainability and monitors the Company’s progress in this area. The Board oversees all environmental policies and practices. The Company’s ESHS Committee reports to the Board on sustainability issues including climate-related risks. The Corporate social Responsibility team manages sustainability reporting and acts as a centre of expertise on sustainability and contributes to strategies, plans and goal-setting in collaboration with executive and operational teams. The operational teams institute sustainability policies and processes to ensure sustainability and climate-related considerations are integrated into the day-to-day management of the business. At a site-level there are environment teams who ensure the above-noted policies are enacted at all sites.

The Company’s senior leadership team prioritizes, reviews, and assesses measures to identify and address climate change risk, mitigation measures, and opportunities to reduce its carbon footprint annually. The Board and senior management oversee the Company’s capital allocation and business model to fulfill its mission to produce profitable silver ounces and grow its mineral resources through ethical, innovative, and sustainable practices.

The Company’s Corporate Innovation and Technical Services departments have a key responsibility to assess market-based solutions to improve its energy efficiency via low-carbon technologies and switching to lower-carbon energy sources.

Sustainability and climate-related risks and opportunities are addressed throughout the Company’s supply chain. The Company’s supplier’s procedure requires that their procurement team consider, beyond technical and economic considerations, environmental compliance and sustainability performance. 100% of the Company’s service providers are screened on ESG criteria.

The Board, through its oversight of the ESHS Committee, also oversees the Company’s specific areas that were found by key internal and external stakeholders to be of particular importance. These areas include, energy and climate action, water-stewardship, biodiversity management, and tailings management, policies, procedures and activities.

The Company tracks tangible and material impacts of climate-related risks and opportunities and adapts its business and ESG strategy accordingly. The most significant ESG-related risks for the Company include: environmental incidents, climate change risks including severe weather events, social conflicts, public health crises, ongoing health and safety performance, labour shortages, union relationships, and security issues (e.g., theft, fraud). These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

The Company’s strategy to address these risks are mitigation, adaptation and supporting climate opportunities. The Company approaches mitigation by reducing First Majestic’s carbon footprint by using lower-carbon energy sources and more energy-efficient mining processes. For example, between 2017 and 2021, the Company invested more than US$65 million to modernize its processing technologies and efficiencies and to decarbonize its energy consumption. One of its priorities has been reducing its dependency on diesel fuel and converting to Liquified Natural Gas (“LNG”).

The Company is proactively adapting its operations to mitigate and improve resiliency against climate risks (such as extreme weather events) on its sites, offices and facilities. It is supporting climate opportunities by optimizing business opportunities to meet the growing global demand for precious metals needed for low-carbon technologies and solutions.

30    First Majestic Silver Corp.

Part Three

As part of the Company’s strategy, between 2019 and 2021, it streamlined emissions from processing, ventilation, heating, and cooling. It also targeted processing and recovery efficiencies through technology innovation as a path to decarbonize its operations.

The Company’s Risk Management department is accountable for identifying and reporting risks (including climate-related risks), conducting risk assessment training, and facilitating risk reviews. On an ongoing basis, it evaluates the adequacy and effectiveness of its risk controls, determines action plans to reduce risks to an acceptable level of risk tolerance, and monitors and follow-ups on these plans.

The Company has identified climate change as a top risk for the Company. Its risk management assessments include aspects related to energy security and its exposure to physical risks of climate change. The Company accounts for changing weather and extreme events in its business decisions. It continues to build expertise in terms of understanding and evaluating climate change impacts, so that it improves its ability to avoid or mitigate adverse effects on its operations and the communities in which the Company works and lives.

Along with the recommendations of GRI and SASB standards to assess material climate-related risks and opportunities, the Company tracks and monitors energy consumption, including, direct (Scope 1) and indirect (Scope 2) greenhouse gas (“GHG”) emissions, and GHG emissions intensity on a monthly basis. These metrics are publicly reported annually. At this time, the Company does not compile scope 3 GHG emissions. While it has comprehensive environmental plans and an Environmental Management System in place to prevent, minimize and mitigate impacts, the Company has not yet developed long-term emission reduction targets.

As of 2021, the Company had modified its energy consumption trends through a 35% reduction in diesel consumption and by having LNG power 40% of the Company’s energy needs, The Company also saw an 8.9% decrease in scope 1 direct GHG emissions compared to 2019, and a 30.4% decrease in scope 2 indirect GHG emissions compared to 2019. This led to a 17% reduction in total GHG emissions and 9.7% reduction in GHG intensity in 2021 compared to 2019. The Largest source of Scope 1 emissions comes from mobile equipment (54.7% of total scope 1 and 40% of total GHG emissions).

The Company continues to improve its ESG strategy and process through commitment and dedication to sustainability.

Information Security

The Company has established and continues to enhance security controls which protect its information systems and infrastructure.

The Company’s information security program is a set of solutions designed to prevent, detect and respond with procedures and tools powered by Artificial Intelligence and Machine Learning. The program combines continuous monitoring and remediation of technical and human interactions with the Company’s network and data and includes 24x7 security operations centres with cybersecurity experts that monitor the network and email traffic, and protect the health of the Company’s devices

The Company’s Audit Committee is responsible for reviewing the adequacy of security of information, information systems and recovery plans. The members of the Audit Committee have experience in assessing the information security matters faced by the Company. The Chair of the Audit Committee, Colette Rustad, in her former roles at Goldcorp Inc., and Barrick Gold (Placer Dome), Africa, had oversight of financial and operations technology and digitization strategy, was chair of the technology implementation committee and transitioned to cloud and SAAS (Software as a Service). All members of the Board, management and employees also receive cybersecurity awareness training.

The Board is briefed by the Audit Committee on information security matters on a quarterly basis. The Board develops its strategic initiatives in response to the Committee’s assessments and recommendations. The Company has not experienced an information security breach in the last three years. The Company is assessing the market for acquiring an information security risk insurance policy but does not yet have a policy in place. The

2023 Management Information Circular    31

Part Three

Company is externally reviewed by international consulting firms to assess and recommend continual improvements to its information security standards. These reviews include annual Cyber Penetration Testing and Cybersecurity Maturity Assessment, as well as Operational Technology security assessments.

Diversity, Equity & Inclusion Policy

As an extension of the Code, the Board adopted a policy, on March 6, 2015 and amended on March 8, 2022 and December 1, 2022, to reflect its commitment to diversity, equity and inclusion in all levels in the workplace and on the Board (the “Diversity, Equity & Inclusion Policy”). The Diversity, Equity & Inclusion Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity, equity and inclusion throughout the Company. To this end, the Company is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and inappropriate attitudes, behaviours and stereotypes are confronted and eliminated. The Board will consider diversity, equity and inclusion as an element of the overall selection criteria of Board candidates. In addition, the Board and management will attempt to interview a balanced representation of candidates for each opening on the Board and management, respectively.

The Company reports that, as at December 31, 2022, (a) 40% of the Company’s personnel at the executive management level was female and 40% of such personnel identified themselves as part of a minority group and (b) 43% of the Company’s Board was female and 14% of Board members identified themselves as belonging to a minority group.

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the “Whistleblower Policy”) which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by the Whistleblower Policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by the Whistleblower Policy. Reporting can be made by web-based reporting or by telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Corporate Governance and Nominating Committee, the Chief Executive Officer and the Corporate Secretary. Each matter reported is investigated, and corrective and / or disciplinary action is taken, if appropriate.

32    First Majestic Silver Corp.

Part Three

Nomination of Directors

The Corporate Governance and Nominating Committee currently consists of Marjorie Co, Thomas Fudge, Jr. and Jean des Rivières, all of whom are independent. Among its duties, the Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Corporate Governance and Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an “evergreen” list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Corporate Governance and Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The Committee may also engage a third-party service firm to assist with recruitment of candidates for the Board. In accordance with the Diversity, Equity & Inclusion Policy, the Board will consider diversity, equity and inclusion as an element of the overall selection criteria of candidates. In addition, the Board will attempt to interview a balanced representation of candidates for each opening on the Board.

Compensation

The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation Committee have experience acting on board compensation committees and overseeing compensation and benefit programs.

The Compensation Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the performance of the Board as a whole.

•

Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.

•	Evaluate the performance of the Chair of the Board.

The Compensation Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of Options, Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”) to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and, pursuant to the policies of the TSX, may be granted incentive stock options and RSU’s under the Company’s Long-Term Incentive Plan and deferred share units (“DSU’s”) under the Company’s standalone Deferred Share Unit Plan. The Board, as a whole, approves the RSU’s and DSU’s granted to each director.

The Company reviews the compensation practices of comparable mining companies from time to time to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants. In the fiscal year ended December 31, 2021, the Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2021 based on its research, market data obtained from salary surveys, advice from our compensation consultant and information circular filings of our peer group companies. The Company conducted an extensive review of compensation practices in place within our peer group companies and this information was the basis for changes implemented in 2021. Since, the implementation of the new compensation changes in 2021, the company has made no further changes to its compensation practices.

The peer group consisted of:

•	Wheaton Precious Metals Corp.

•	MAG Silver Corp.

2023 Management Information Circular    33

Part Three

•	Hochschild Mining PLC

•	Silvercrest Metals Inc.

•	Silvercorp Metals Inc.

•	Coeur Mining Inc.

•	Endeavor Silver Corp.

•	Fortuna Silver Mines Inc.

•	Fresnillo PLC

•	Hecla Mining Company

•	Pan American Silver Corp.

The selection criteria used in selecting the peer group consisted of:

•	Market capitalization

•	Annual revenues

•	Number of mining operations

•	International operations

•	Head office location (Canada or United States)

•	Employee population

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee which currently consists of Marjorie Co, Thomas Fudge, Jr. and Jean des Rivières, under the supervision of the Board, has overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance and Nominating Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the size, composition and profile of the Board.

•	On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.

•	On an annual basis, review the indemnification polices of the Company, general liability insurance policy and directors’ and officers’ insurance policy.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation Committee, Corporate Governance & Nominating Committee and Environmental, Social, Health & Safety Committee.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to the performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with the necessary skill sets are identified. As discussed above under “Compensation”, the Compensation Committee undertakes this assessment on behalf of the Board.

34    First Majestic Silver Corp.

Part Three

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. The Company’s management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to ask questions and participate in a discussion regarding the Company’s financial and operational highlights and results. Investors may also contact the Company’s investor relations department by letter, e-mail or telephone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance and Institutional Shareholder Services. Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chair of the Board or the Company’s Corporate Secretary.

2023 Management Information Circular    35

PART FOUR DIRECTOR COMPENSATION

36    First Majestic Silver Corp.

Part Four

Compensation of Directors

The table below sets forth the details of compensation provided to the directors, other than the Named Executive Officers (as defined in Part Five of this Information Circular) who are also directors, during the Company’s most recently-completed financial year. Other than compensation paid to the Named Executive Officers (in their roles as such) who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors or of its subsidiaries, or as consultants or experts, during the Company’s most recently-completed financial year.

Name	Fees earned(1) ($)	Share- based awards(1)(2) ($)	Option- based awards(1)(3) ($)	Non-Equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)		Total ($)
Marjorie Co	115,380	103,842	Nil	Nil	Nil	Nil		219,222
Thomas Fudge, Jr.(4)	173,070	173,070	Nil	Nil	Nil	Nil		346,140
Ana Lopez	119,226	103,842	Nil	Nil	Nil	Nil		223,068
Raymond Polman(5)	60,575	87,816	Nil	Nil	Nil	604,810	(7)	753,201
Douglas Penrose(6)	126,918	103,842	Nil	Nil	Nil	Nil		230,760
Jean des Rivières	110,573	103,842	Nil	Nil	Nil	Nil		214,415
Colette Rustad	117,303	103,842	Nil	Nil	Nil	Nil		221,145

(1)	All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the 2022 average exchange rate of C$1.00 equalling $0.7692.

(2)	This amount is the aggregate dollar amount of market value of share-based awards based on the share price at the grant date.

(3)	No option-based awards granted in the year ended December 31, 2022.

(4)	Mr. Fudge was appointed as Chair of the Board of Directors on January 1, 2022.

(5)	Mr. Polman was elected as a director on May 26, 2022.

(6)	Mr. Penrose ceased being a director on May 26, 2022.

(7)	Includes employment remuneration received while providing advisory services to the Company, and payments related to his employment (vacation payout, annual bonus, and benefits).

Independent members of the Board of Directors are compensated for acting as directors and may be granted RSU’s pursuant to the policies of the TSX and the Long-Term Incentive Plan (as defined under the heading “Compensation Discussion & Analysis”). The independent members of the Board of Directors may also be granted DSU’s under the April 2022 standalone DSU Plan. The Board of Directors as a whole approves the RSU’s and DSU’s for each director, after recommendation by the Compensation Committee.

2023 Management Information Circular    37

Part Four

The following table shows a breakdown of the fees payable to independent directors in each of 2021, 2022 and 2023 as set by the Board for service on the Board and/or a committee of the Board, as applicable:

Nature of Board duty	2021(1)	2022(2)	2023(3)
Annual retainer fee for each Independent Member of the Board:
• for all independent Directors	$106,029	$106,488	$99,671
• additional retainer for Chair of the Board	$106,029	$70,992	$66,447
Additional annual retainer fee for Chair of the Audit Committee	$23,562	$23,664	$22,149
Additional annual retainer fee for Chair of the Compensation Committee	$15,708	$15,776	$14,766
Additional annual retainer fee for Chair of the Corporate Governance and Nominating Committee	$11,781	$11,832	$11,075
Additional annual retainer fee for Chair of the Environmental, Social, Health & Safety Committee	N/A	N/A	$11,075
Credit for expenses incurred	$1,571	$1,578	$1,477
Credit for education expenses	$2,356	$2,366	$2,215

(1)

All director fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7854, being the exchange rate quoted by the Bank of Canada on December 31, 2020.

(2)

All director fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7888, being the exchange rate quoted by the Bank of Canada on December 31, 2021.

(3)

All director fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7383, being the exchange rate quoted by the Bank of Canada on December  31, 2022.

Compensation of Directors – Outstanding Share-Based Awards and Option-Based Awards

The share-based component of the Directors’ compensation is intended to advance the interests of the Company by encouraging the Directors to remain associated with the Company. Grants under the Long-Term Incentive Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares. The Company’s 2019 Long-Term Incentive Plan provides for the grants of RSU’s and DSU’s. In April 2022, the Company adopted a stand-alone DSU Plan which provides that any DSU’s issuable thereunder may only be settled in cash and DSU’s have been removed from the Company’s current Long-Term Incentive Plan. DSU’s are only issuable to Directors and there are no common shares issuable upon the settlement of DSU’s awarded under the standalone DSU Plan. The Compensation Committee recommends to the Board of Directors the granting of RSU’s and DSU’s to the Directors of the Company.

38    First Majestic Silver Corp.

Part Four

The following table sets forth the incentive plan awards granted to the independent directors of the Company during the most recently-completed financial year:

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)

Marjorie Co	Nil	Nil	Nil	Nil	3,554	38,460	Nil

Thomas Fudge, Jr.	Nil	Nil	Nil	Nil	3,554	38,460	Nil

Ana Lopez	Nil	Nil	Nil	Nil	3,554	38,460	Nil

Raymond Polman(2)	Nil	Nil	Nil	Nil	2,791	22,434	Nil

Douglas Penrose(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jean des Rivières	Nil	Nil	Nil	Nil	3,554	38,460	Nil

Colette Rustad	Nil	Nil	Nil	Nil	3,554	38,460	Nil

(1)

This amount is the aggregate market value of share-based awards based on the share price at the grant date. Share-based awards are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the average exchange rate of C$1.00 equalling $0.7692.

(2)	Mr. Polman was elected as a director on May 26, 2022.

(3)	Mr. Penrose ceased being a director on May 26, 2022.

Compensation of Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently-completed financial year by each independent director:

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Marjorie Co	Nil	85,040	Nil

Thomas Fudge, Jr.	Nil	134,834	Nil

Ana Lopez	Nil	82,244	Nil

Raymond Polman(4)	47,805	160,397	Nil

Douglas Penrose(5)	Nil	139,220	Nil

Jean des Rivières	Nil	70,675	Nil

Colette Rustad	Nil	66,599	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the

2023 Management Information Circular    39

Part Four

vesting date. A total of 62,980 options vested to the directors during the most recent financial year and no options were exercised during the most recent financial year. The amount set out in the column is based on the vested options at December 31, 2022.

(2)

All option and share-based awards are made in C$. The value vested or earned during the year were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7383, being the exchange rate quoted by the Bank of Canada on December 31, 2022.

(3)	This amount is based on the aggregate dollar value that was realized. It was computed multiplying the share price at the vesting date times by the vested number of share-based awards.

(4)	Raymond Polman was elected as a director on May 26, 2022.

(5)	Mr. Penrose ceased being a director on May 26, 2022.

Director Share Ownership Requirement

The Company has a minimum share ownership requirement for Directors. Directors appointed prior to November 29, 2018 who hold a minimum of 30,000 shares are deemed to have met the criteria. Directors who are appointed after November 29, 2018 and before January 1, 2021, and have acquired shares with a value totalling at least 100% of such Director’s base annual retainer fee are deemed to have met the criteria. A Director appointed after January 1, 2021 or who has not previously met the criteria is required, within five years of their appointment, to hold shares totalling at least 300% of such Director’s annual cash retainer fee. For purposes of such determination a director will receive credits for unvested RSU’s and unsettled DSU’s.

As of April 3, 2023, all directors of the Company, except Thomas Fudge, Jr. who became a director on February 17, 2021 and Colette Rustad who became a director on July 1, 2021 comply with these share ownership requirements. Each of Thomas Fudge, Jr. and Colette Rustad have five years from their date of appointment to comply with the share ownership guidelines described herein.

40    First Majestic Silver Corp.

PART FIVE EXECUTIVE COMPENSATION

2023 Management Information Circular    41

Part Five

Introduction

The Company’s compensation structure is designed to be competitive within the marketplace of other Canadian mining companies with similar international operations of size and scope. The Company’s approach to compensation is designed to meet the Company’s compensation objectives, which are to allow the Company to attract, retain and inspire qualified and experienced senior executives and ensure they are motivated to achieve the Company’s business plans, strategies and goals on both an annual and long-term basis and ultimately, to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures, such as production and costs. These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board each year. Compensation is linked to key performance metrics such as production levels, cash costs, increases in resources, safety and meeting environmental requirements. Key target metrics relate only to metrics that executive officers and other senior employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as achievement of annual production and cash costs, achievement of increased reserves and resources, achieving safety results and meeting environmental requirements are established for the executive officers and corporate personnel in Canada, México and United States. As described in more detail below, executive compensation is dependent on achieving both these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently-completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed-financial year; and

(c)

“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly-compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly-compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently-completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2022, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company; Steven Holmes, the Chief Operating Officer of the Company; David Soares, CFO of the Company, Ramon Mendoza, the VP Technical Services of the Company and Colin Bower, the VP Operations – Mexico of the Company.

The following is a brief biography for each of the Named Executive Officers:

KEITH NEUMEYER
President and Chief Executive Officer

Mr. Neumeyer has worked in the investment community for over 35 years, beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly-traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

42    First Majestic Silver Corp.

Part Five

STEVEN C. HOLMES
Chief Operating Officer

Mr. Holmes is a mining engineer with over 35 years of experience and is responsible for overseeing all operational functions of the Company’s silver and gold mines and projects. Prior to joining First Majestic in February 2020, Mr. Holmes held the position of Vice President, Joint Venture Portfolio of Barrick Gold Corporation, a global gold mining company, and was responsible for overseeing Barrick’s interest in its Global Joint Venture operations and projects. He previously served as the Chief Operating Officer for KGHM International, Operations Vice President at the Sierra Gorda copper mine in Chile and has acted in general management roles at Asarco, the Mine Technology Group, Chino Mines Company and Freeport-McMoRan.

DAVID SOARES, CPA, CA
Chief Financial Officer

Mr. Soares has over 15 years of finance and management experience reflecting progressively senior leadership roles with multinational mining companies, including Xstrata, Glencore and Barrick. Prior to joining First Majestic Silver, Mr. Soares served as Chief Financial Officer of Kirkland Lake Gold, one of the top performing senior gold producers during its time which culminated with the merger of equals transaction with Agnico Eagle Mines. He has international governance experience having served as a director of national level organizations representing industry and the private sector. Mr. Soares holds a Chartered Professional Accountant designation (CPA, CA) from the Chartered Professional Accountants of Ontario, a ICD.D designation from the Institute of Corporate Directors, a Master of Business Administration from the Ivey Business School, and a Bachelor of Commerce from the University of Toronto.

RAMON MENDOZA
Vice President Technical Services

Mr. Mendoza is a senior mining professional with over 30 years of experience with a broad exposure to the different phases of mining enterprises, a robust background in the technical aspects of mining, and a successful track record in managing underground and open-pit operations. Since joining First Majestic in April 2014, Mr. Mendoza has acted as the main Qualified Person for the Company. Prior to joining First Majestic, Mr. Mendoza worked with AMEC as Principal Mining Engineer, leading the mine consulting team developing numerous front-end studies, operational reviews and specialized services applying advanced optimization techniques for underground and open pit mining projects, the integration of mine planning and cost modeling tools, and the inclusion of geo-metallurgical aspects to mine plans. As a consultant, Mr. Mendoza participated extensively in projects in North and South America and his experience covers a range of commodities including base and precious metals, coal, and industrial minerals. Prior to AMEC, Mr. Mendoza held various operational positions in Mexico at Grupo Minero del Bravo, ORICA, MICARE, and Minera Frisco in Sonora. Mr. Mendoza is a Professional Engineer registered in British Columbia and holds a Master of Science degree in Mining and Earth Systems Engineering from the Colorado School of Mines.

COLIN BOWER
Vice President Operations, Mexico

Mr. Bower joined First Majestic in June of 2021, as the Vice-President of Operations, Mexico. Prior to joining First Majestic, Mr. Bower held executive leadership roles with Barrick Gold, BHP Billiton and KGHM International. Mr. Bower holds a master’s degree in international management from the Thunderbird School of Global Management.

2023 Management Information Circular    43

Part Five

Compensation Discussion & Analysis

The Compensation Committee directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive in the marketplace and enable the Company to attract, retain and inspire executives. The Compensation Committee’s principal functions are to:

•	Review and recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors;

•	Review and recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

•	Administer the Company’s equity incentive plan.

The Company’s CEO participates in executive compensation decisions by making recommendations to the Compensation Committee regarding the following:

•	Executive officer base salary, annual bonus awards and equity award grants;

•	Annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and

•	Participation in the Company’s equity incentive plan and amendments to the Company’s equity incentive plan, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors as a whole.

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•	Compensation levels and opportunities should be competitive to facilitate recruitment and retention of qualified and experienced executives, while being aligned to shareholders;

•

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both short and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

•

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable peer mining companies to ensure our compensation approach is competitive within the marketplace. The Company also receives benchmark market data from industry surveys, annual information filings, compensation forums and external compensation consultants. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2021 based on these market information sources. These changes were as a result of a comprehensive market analysis conducted by the Company, which focused on reviewing annual filing data from our peer group of companies. The analysis focused on competitive compensation practices within the mining industry and in our peer group, with the sole focus of ensuring market competitiveness.

In November 2021, the Company engaged Lane Caputo Compensation Inc. for a fee of C$40,000 to provide executive and board compensation information for 2022.

The Company’s general executive compensation philosophy is to pay its executive officers “base” compensation in the form of salaries that are competitive in the marketplace of other publicly-traded mining companies. In addition, the Company endeavours to provide executives with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Company’s equity incentive plan.

44    First Majestic Silver Corp.

Part Five

Individual executive compensation consists of: base salary, annual incentive bonus, long-term equity award grants; benefits and perquisites. Each component of our executive compensation program has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation recommendations are made to the Board of Directors by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an impact on the Committee’s decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his or her individual goals and objectives, this may affect the amount of compensation paid and/or equity awards granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract, retain and inspire qualified and experienced executives who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing the Company’s compensation program, setting objectives and making incentive awards, the Board and the Compensation Committee carefully consider potential risks associated with the Company’s compensation practices and policies. A number of business risks were mapped to decision-makers and compensation programs, including:

•	Achievement of annual production and cost targets in balance with long-term development requirements at the Company’s operations;

•	Not exceeding targets for cash costs per payable silver equivalent ounce of production on a consolidated basis and on a per operating unit basis;

•	Achievement of increased reserves and resources;

•	Achieving safety results; and

•	Meeting environmental requirements.

The Board did not identify any compensation practices or policies that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation Committee, has determined to structure certain compensation arrangements to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. Please see “Summary Compensation Table” and “Services Agreement – Keith Neumeyer”.

The Company’s Securities Trading Policy prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of any equity securities held by such officers, directors and employees, including equity securities granted as compensation.

The Company’s Say-on-Pay Policy is an important element in the Company’s process for continuous review of executive compensation. See “Business of the Meeting – Say-on-Pay Vote” for more information.

Base Salary

A Named Executive Officer’s base salary is intended to compensate the Named Executive Officer for performing their job responsibilities. Individual salary adjustments take into account annual performance contributions and overall business performance in connection with the executive’s responsibilities. The base salaries for the Named Executive Officers are set out in their respective employment or service agreements, the terms of which are described below. The base salary of each Named Executive Officer is determined by the Board of Directors based on recommendations from the Compensation Committee of the executive’s sustained performance and consideration of competitive market compensation levels. In making its recommendations to the Board of

2023 Management Information Circular    45

Part Five

Directors, the Compensation Committee also considers the particular skills and experience of the individual as well as a consideration of the Company’s immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation Committee his recommendation on the Named Executive Officers’ base annual salary, the Board makes the final determination on the base annual base salary of the Named Executive Officers. The CEO does not make a recommendation with respect to his own compensation. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has entered into an employment or service agreement with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change if control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions.

Following are the significant terms of each of the Named Executive Officers’ employment and services agreements:

Services Agreement – Keith Neumeyer

The Company’s subsidiary, FMS Trading AG, entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer which amended agreement replaces all other previous employment and service agreements with Mr. Neumeyer. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President and CEO for an indefinite term at a current fee of $1,260,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors. For the year ended December 31, 2022, a bonus of $279,720 will be paid in 2023. The Services Agreement may be terminated by the Company, without cause, by payment of twelve months’ base payment plus benefits. This amount increases by two months for each additional year of engagement from 2003. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice. In the event of a change of control, the Company may terminate the Services Agreement without cause, or Mr. Neumeyer shall have 60 days after the change of control is effective to elect to terminate the agreement, and upon such termination the Company is required to make severance payments to Mr. Neumeyer totalling 12 months’ base payments plus benefits set out as follows:

•	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

•	production stage mining companies similar in size to the peer group with operations in international locations;

•	mining organizations with similar annual revenues to the peer group’s most recent annual revenues; and

•	mining organizations with market capitalization levels similar to the peer group.

•	The twelve months’ base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Mr. Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

46    First Majestic Silver Corp.

Part Five

Employment Agreement – Steven Holmes

The Company and Mr. Holmes entered into an Employment Agreement effective February 3, 2020, and subsequently amended on April 30, 2021, pursuant to which Mr. Holmes is employed as Chief Operating Officer for an unspecified term at a current salary of $583,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO and the Board of Directors. For the year ended December 31, 2022, a bonus of $107,855 was paid. The Employment Agreement may be terminated by Mr. Holmes with 60 days’ written notice or by the Company, at any time, without cause, by payment of twelve months’ base salary plus benefits. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Holmes totalling 24 months’ base salary and annual incentive plan bonus. If Mr. Holmes has not received an annual incentive plan bonus in the immediately preceding three years, the bonus component of the severance payment shall be determined by multiplying by two, the amount of Mr. Holmes’s most recent annual target bonus, as set out in the Company’s short-term incentive plan.

Employment Agreement – David Soares

The Company and Mr. Soares entered into an Employment Agreement effective March 28, 2022 pursuant to which Mr. Soares is employed as Chief Financial Officer for an unspecified term at current salary of C$700,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO and the Board of Directors. For the year ended December 31, 2022, a bonus of C$99,117 was paid. The Employment Agreement may be terminated by Mr. Soares with 60 days’ written notice or by the Company, at any time, without cause, by provision to the employee of an amount of notice of termination, or salary in lieu of notice, or salary continuance, subject to the employee’s duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Soares totalling 24 months’ base salary and average annual incentive plan bonus received by Mr. Soares in the immediately preceding three calendar years, multiplied by two. If Mr. Soares has not received an annual incentive plan bonus in the immediately preceding three years, the bonus component of the severance payment shall be determined by multiplying by two, the amount of Mr. Soares’ most recent annual target bonus, as set out in the Company’s short-term incentive plan.

Employment Agreement – Ramon Mendoza

The Company and Mr. Mendoza entered into an Employment Agreement effective April 3, 2014 and subsequently amended (most recently on January 1, 2020), pursuant to which Mr. Mendoza was employed as Vice President Technical Services for an unspecified term at a salary of C$416,955 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO. For the year ended December 31, 2022, a bonus of nil was paid. The Employment Agreement may be terminated by Mr. Mendoza with one months’ written notice or by the Company, at any time, without cause, by provision to the employee of a maximum of one month’s notice of termination, or basic pay in lieu of notice, or income continuance, subject to the employee’s duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Mendoza totalling 24 months’ base salary. While Mr. Mendoza is considered to be a Named Executive Officer of the Company for the purposes of executive compensation disclosure, Mr. Mendoza is not considered to be an officer of the Company for other purposes and as such, his compensation and bonus awards are not determined by the Compensation Committee, but solely by the CEO. In determining bonus awards for Mr. Mendoza, the CEO utilizes a different set of metrics, one that is consistent with all other Vice-Presidents of the Company and aligned with corporate objectives of the Company.

Employment Agreement – Colin Bower

The Company and Mr. Bower entered into an Employment Agreement dated June 15, 2021, pursuant to which Mr. Bower is employed as VP Operations – Mexico for an unspecified term at current salary of US$378,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO. For the year ended December 31, 2022, a bonus of US$135,000 was paid. The Employment Agreement may be terminated by Mr. Bower with 60 days’ written notice

2023 Management Information Circular    47

Part Five

or by the Company, at any time, without cause, by provision to the employee of a maximum of one month’s notice of termination, or basic pay in lieu of notice, or income continuance, subject to the employee’s duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Bower totalling 24 months’ base salary and annual incentive plan bonus. If Mr. Bower has not received an annual incentive plan bonus in the immediately preceding three years, the bonus component of the severance payment shall be determined by multiplying by two, the amount of Mr. Bower’s most recent annual target bonus, as set out in the Company’s short-term incentive plan. While Mr. Bower is considered to be a Named Executive Officer of the Company for the purposes of executive compensation disclosure, Mr. Bower is not considered to an officer of the Company for other purposes and as such, his compensation and bonus awards are not determined by the Compensation Committee, but solely by the CEO. In determining bonus awards for Mr. Bower, the CEO utilizes a different set of metrics, one that is consistent with all other Vice-Presidents of the Company and aligned with corporate objectives of the Company.

Performance-Based Bonus Payments

Named Executive Officers may receive performance-based bonus payments. In granting these bonus payments, the Board (or in the case of Vice-President level employees, the CEO) considers factors such as the Named Executive Officer’s performance and contributions. In determining the bonus amounts, the Board of Directors or the CEO, as applicable, sets targets, based on the Company’s annual budget and operating plan, for operational performance, financial performance and achieving safety and environmental goals to guide the calculation of the bonus. The Board of Directors or the CEO, as applicable, also considers accomplishments by the Named Executive Officers which enhance the Company and shareholder value. The target annual bonus payment to the CEO is 150% of salary and the target annual bonus payment to the COO and the CFO is 125% of salary. The target annual bonus payment to the VP Technical Services and VP Operations – Mexico is 100% of salary. The Board or the CEO, as applicable, in its sole and absolute discretion may decide not to pay performance bonuses where the Board or the CEO, as applicable, believes that it is not prudent to pay bonuses as a result of adverse economic conditions or financial conditions of the Company. For the year ending December 31, 2022, a total of $634,692 performance-based bonuses were paid to the Named Executive Officers. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently-completed financial year.

Share-Based and Option-Based Awards

The share-based and stock option component of the Named Executive Officers’ and the Company’s Vice Presidents’ compensation are intended to advance the interests of the Company by encouraging the Named Executive Officers and the Company’s Vice Presidents to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company. Grants under the Long-Term Incentive Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares, thereby aligning the short-term performance goals of the Named Executive Officers and the Company’s Vice Presidents that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation Committee reviews management’s recommendations and recommends to the Board of Directors the granting of stock options, RSU’s and PSU’s to the Named Executive Officers of the Company and its subsidiaries. The President & CEO makes recommendations to the Board of Directors for proposed stock option, RSU and PSU grants to the Company’s Vice Presidents. Stock options, RSU’s, PSU’s are granted according to the specific level of responsibility of the particular executive and the number of options, RSU’s, PSU’s for each level of responsibility is determined by the Compensation Committee. The Company’s Long-Term Incentive Plan provides for the grants of Options, RSU’s, and PSU’s. The number of outstanding options, RSU’s, PSU’s and previous grants is also considered by the Compensation Committee when determining the number of options, RSU’s and PSU’s to be granted in any particular year due to the limited number of options, RSU’s and PSU’s which are available for grant under the Long-Term Incentive Plan. A summary of the Long-Term Incentive Plan is included in Appendix “B”.

48    First Majestic Silver Corp.

Part Five

Benefits and Perquisites

The primary purpose of providing benefits and perquisites to the Company’s executives is to attract and retain key talent. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the “All Other Compensation” column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s health and dental coverage, fitness benefits, tax consultant services, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In April 2022, the Company implemented a Group Registered Retirement Savings Plan (RRSP) and Supplemental Executive Retirement Plan (SERP) for its executives who are Canadian residents. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. The limited perquisites the Company provides its executives include parking and an annual executive medical examination.

Supplemental Executive Retirement Plan (SERP)

The following table sets forth details of the Company’s Supplemental Executive Retirement Plan (SERP) for 2021, and includes company contributions for eligible individuals:

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)

Keith Neumeyer(2)	Nil	Nil	Nil

Steve Holmes	Nil	58,727	58,727

Ramon Mendoza(1)	Nil	16,039	16,039

Colin Bower(2)	Nil	Nil	Nil

David Soares(2)	Nil	Nil	Nil

(1)	Mr. Mendoza is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the 2022 average exchange rate of C$1.00 equalling $0.7692.

(2)	These individuals were not eligible to receive a contribution under the terms of the SERP plan in 2022.

Executive Share Ownership Requirement

The Company has a minimum share ownership requirement for Officers and Vice Presidents. Officers who hold a minimum of 30,000 shares prior to November 29, 2018 are deemed to have met the criteria. An Officer who is appointed after November 29, 2018 and before January 1, 2021 and has acquired shares totalling at least 30% of such Officer’s base annual salary is deemed to have met the criteria. An Officer who is appointed after January 1, 2021 or who has not previously met the criteria, is required, within five years of the date of commencement of such Officer’s tenure, to hold shares totalling at least 250% of annual base salary for the CEO, 200% of annual base salary for the COO and CFO, and 100% of annual base salary for all other Officers. For purposes of such determination an Officer will receive credits for unvested share-based awards.

As of April 3, 2023, all Officers of the Company, except David Soares who became an Officer on March 28, 2022 comply with these share ownership requirements. David Soares has five years from his date of appointment to comply with the share ownership guidelines described herein.

As of April 3, 2023, 91% of Vice Presidents have achieved compliance. All Vice Presidents are required to hold equity equivalent to 100% of their annual base salary. For purposes of such determination, a Vice President will receive credits for unvested share-based awards. All Vice Presidents have five years from their date of becoming Vice President to comply with the share ownership guidelines described herein.

2023 Management Information Circular    49

Part Five

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment received by an officer, director or employee in the event that there is a restatement or correction to the Company’s financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrong-doing that gave rise to the restatement or correction.

Retirement Policy

The Company does not currently have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation Committee considers the recommendations of management and the CEO. Upon completion of that review, the Compensation Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then reviews and approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

The Compensation Committee is comprised of three independent directors. The current members of the Compensation Committee are Ana Lopez, Thomas Fudge, Jr. and Jean des Rivières. The Board believes that the Compensation Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation. The Compensation Committee is responsible for recommending levels of executive compensation in order to attract, retain and inspire executives.

The Company reviews the compensation practices of comparable mining companies to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants. In the fiscal year ended December 31, 2021, the Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2021 based on its research, market data obtained from salary surveys and information circular filings of our peer group companies. The Company conducted an extensive review of compensation practices in place within our peer group companies and this information was the basis for changes implemented in 2021. Since, the implementation of the new compensation changes in 2021, the Company has made no further changes to its compensation practices.

The peer group consisted of:

•	Wheaton Precious Metals Corp.

•	MAG Silver Corp.

50    First Majestic Silver Corp.

Part Five

•	Hochschild Mining PLC

•	Silvercrest Metals Inc.

•	Silvercorp Metals Inc.

•	Coeur Mining Inc.

•	Endeavor Silver Corp.

•	Fortuna Silver Mines Inc.

•	Fresnillo PLC

•	Hecla Mining Company

•	Pan American Silver Corp.

The selection criteria used in selecting the peer group consisted of:

•	Market capitalization

•	Annual revenues

•	Number of mining operations

•	International operations

•	Head office location (Canada or United States)

•	Employee population

Executive Compensation-Related Fees

Category	Year ended December 31, 2022	Year ended December 31, 2021
Executive Compensation Related Fees(1)	$29,532(2)	Nil
All Other Fees	Nil	Nil

(1)	Fees paid to Lane Caputo Compensation Inc. for services related to determining the compensation of the Company’s directors and officers.

(2)

All Executive Compensation Related fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7383, being the exchange rate quoted by the Bank of Canada on December 31, 2022.

2023 Management Information Circular    51

Part Five

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2018 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2022. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2018 to 2022 for comparative purposes. The performance graph shows a general trend that compensation paid to the Company’s executives correlates to the Company’s total shareholder return.

52    First Majestic Silver Corp.

Part Five

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2022 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; (c) the Chief Financial Officer of the Company (d) the Vice President Technical Services; and (e) the Vice President Operations – Mexico, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)(4)	Option- based awards ($)(5)	Annual incentive plans(6)	Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Keith Neumeyer President and CEO(1)	2022	$1,260,000	$1,641,275	$796,185	$279,720	Nil	Nil	$48,534	(8)	$4,025,714
	2021	$1,200,000	$1,744,620	$957,359	$1,514,700	Nil	Nil	$32,903	(7)	$5,449,582
	2020	$950,000	$546,727	$867,180	$930,166	Nil	Nil	$41,703	(7)	$3,335,776
Steven Holmes, COO(2)	2022	$592,091	$564,270	$264,111	$107,855	Nil	$99,227	$14,971	(12)	$1,798,780
	2021	$533,000	$601,076	$315,036	$604,828	Nil	Nil	$107,602	(9)	$2,161,542
	2020	$355,382	$233,499	$1,011,914	$297,267	Nil	Nil	$48,199	(9)	$1,946,261
David Soares CFO(3)	2022	$412,114	$349,823	$1,254,208	$73,178	Nil	Nil	$14,830	(10)	$2,104,152
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Ramon Mendoza VP Technical Services(3)	2022	$320,722	$267,418	$124,581	Nil	Nil	$27,944	$24,873	(10)	$765,538
	2021	$316,870	$267,145	$178,998	$233,164	Nil	Nil	$112,929	(11)	$1,109,106
	2020	$266,093	$180,967	$218,775	$73,447	Nil	Nil	$72,658		$811,940
Colin Bower VP Operations – Mexico(2)	2022	$390,766	$299,263	$124,581	$135,000	Nil	$34,280	$4,000	(12)	$987,890
	2021	$285,254	$253,515	$869,485	$210,088	Nil	Nil	$43,039		$1,661,381
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A

(1)

Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF 0.7343 in 2022, CHF 0.9157 in 2021, CHF 0.9404 in 2020 and CHF 0.9948 in 2019.

(2)	Amounts paid as salary to Mr. Holmes and Mr. Bower are paid in US$.

(3)

Amounts paid as salary to Mr. Soares and Mr. Mendoza are paid in Canadian dollars and are reflected here based on the average rates of US$1.00 equaling $1.3011 in 2022, US$1.00 equaling C$1.2531 in 2021, US$1.00 equaling C$1.3403 in 2020 and US$1.00 equaling C$1.3269 in 2019. Mr. Soares was appointed Chief Financial Officer of the Company on March 28, 2022.

(4)

Share-based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.3011 in 2022, $1.00 equaling C$1.2531 in 2021, $1.00 equalling C$1.3403 in 2020 and $1.00 equaling C$1.3269 in 2019. The value of the share-based awards was calculated using the share price on the grant date.

(5)

Option-based awards are calculated in Canadian dollars and are reflected here based on the average rates of US$1.00 equaling $1.3011 in 2022, US$1.00 equalling $1.2531 in 2021, US$1.00 equalling C$1.3403 in 2020 and US$1.00 equaling C$1.3269 in 2019.

The value of the option-based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted average fair value at grant date		Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2022	C$	7.09	0.13%	1.87%	6.08	49.0%
2021	C$	9.16	0.21%	0.98%	5.93	49.0%
2020	C$	6.28	—	1.37%	5.92	49.0%
2019	C$	4.16	—	2.24%	5.88	52.0%

2023 Management Information Circular    53

Part Five

This was the calculation under International Financing Reporting Standards (IFRS 2) – Share Based Payment as the Black-Scholes Option Pricing Model is an industry-accepted model for valuing share-based grants.

(6)

Non-equity annual incentive plan payments to Mr. Neumeyer are paid in Swiss Francs, Mr. Holmes and Mr. Bower are paid in US dollars while Mr. Soares and Mr. Mendoza are paid in Canadian dollars and reflected here based on the average rate of US$1.00 equaling C$1.3011 in 2022, US$1.00 equaling C$1.2531 in 2021, US$1.00 equaling C$1.3403 in 2020 and US$1.00 equaling C$1.3269 in 2019.

(7)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, parking apartment compensation and an annual fishing trip for Mr. Neumeyer.

(8)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses and parking for Mr. Neumeyer.

(9)

Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, automobile, an annual fishing trip vacations paid, fitness benefit and tax consultancy services for Mr. Holmes during the year ended December 31, 2021.

(10)	Represents the cost of parking, vacations paid, fitness benefit, extended medical benefit and tax consultant services for Mr. Soares and Mr. Mendoza during the year ended December 31, 2022.

(11)	Represents the cost of parking and a bonus as acting and transition of COO role, vacations paid for Mr. Mendoza during the year ended December 31, 2021.

(12)	Represents the cost of fitness benefit, extended medical benefit and tax consultant services for Mr. Holmes and Mr. Bower during the year ended December 31, 2022.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(3)	Market or payout value of vested share - based awards not paid out or distributed ($)

Keith Neumeyer, President and CEO	76,500 76,500	9.64 10.79	07-Jan-32 16-Feb-32	Nil Nil	163,380	1,360,955	Nil

Steven Holmes, COO	26,500 26,500	9.64 10.79	07-Jan-32 16-Feb-32	Nil Nil	56,170	467,896	Nil

David Soares, CFO	200,000	12.34	28-Mar-32	Nil	26,768	222,977	Nil

Ramon Mendoza, VP Technical Services	12,500 12,500	9.64 10.79	07-Jan-32 16-Feb-32	Nil Nil	26,620	221,745	Nil

Colin Bower, VP Operations – Mexico	12,500 12,500	9.64 10.79	07-Jan-32 16-Feb-32	Nil Nil	29,790	248,151	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7383, being the exchange rate quoted by the Bank of Canada on December 31, 2022.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the per share price at December 31, 2022 as reported by the TSX of C$11.28 or $8.33.

54    First Majestic Silver Corp.

Part Five

(3)	This amount is the aggregate dollar amount of market value of share-based awards that have not vested using the year-end share price as reported by the TSX of C$11.28 or $8.33.

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently-completed financial year by each Named Executive Officer:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)

Keith Neumeyer, President and CEO	292,293	286,655	Nil

Steven Holmes, COO	41,206	111,782	Nil

David Soares, CFO	Nil	Nil	Nil

Ramon Mendoza, VP Technical Services	41,206	47,355	Nil

Colin Bower, VP Operations – Mexico	Nil	13,862	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. All option-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at December 31, 2022 exchange rate of $0.7383.

(2)

This amount is based on the aggregate dollar value realized. It was computed using the dollar value realized by multiplying the share price on the exercise date by the vested number of share-based awards. All share-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at the December 31, 2022 exchange rate of $0.7383.

(3)

All non-equity incentive plan compensation is paid in Canadian dollars, except for the CEO and COO who are paid in US dollars. The value earned during the year has been translated at average exchange rate of $0.7692 for 2022.

During the most recently-completed financial year, an aggregate of 341,600 options and 52,602 RSU’s held by Named Executive Officers vested under the Long-Term Incentive Plan, an aggregate of no options were exercised and an aggregate of 52,602 RSU’s were settled by Named Executive Officers.

2023 Management Information Circular    55

Part Five

Option-Based Awards and Share-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options and share-based awards that were outstanding as at December 31, 2022 and includes the exercise price, expiration date and the value of such options and share-based awards as at December 31, 2022.

	Option-based awards						Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)		Option expiration date	Value of unexercised in-the money options(2) ($)		Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout Value of vested share- based awards not paid out or distributed ($)

Keith Neumeyer, President and CEO	150,000 150,000 120,000 50,000 64,000 64,000 76,500 76,500	$ $ $ $ $ $ $ $	6.65 6.04 11.76 6.67 12.61 16.04 9.64 10.79	2-Jan-28 2-Jan-29 2-Jan-30 31-Mar-30 4-Jan-31 14-Jun-31 07-Jan-32 16-Feb-32	$ $ $	251,688 343,606 Nil 83,158 Nil Nil Nil Nil	297,679	$2,479,666	Nil

Total	751,000					$678,451	297,679	$2,479,666	Nil

Steven Holmes COO	200,000 25,000 22,000 22,000 26,500 26,500	$ $ $ $ $ $	9.85 6.67 12.61 16.04 9.64 10.79	3-Feb-30 31-Mar-30 4-Jan-31 14-Jun-31 07-Jan-32 16-Feb-32	$	Nil 41,579 Nil Nil Nil Nil	107,870	$898,557	Nil

Total	322,000					$41,579	107,870	$898,557	Nil

David Soares, CFO	200,000		$12.74	28-Mar-32		Nil	26,768	$222,977	Nil

Total	200,000				$	Nil	26,768	$222,977	Nil

Ramon Mendoza VP Technical Services	25,000 25,000 25,000 25,000 12,500 12,500 12,500 12,500	$ $ $ $ $ $ $ $	6.04 5.83 11.76 6.67 12.61 16.04 9.64 10.79	2-Jan-29 21-May-29 2-Jan-30 31-Mar-30 4-Jan-31 14-Jun-31 07-Jan-32 16-Feb-32	$ $ $	57,268 62,436 Nil 41,579 Nil Nil Nil Nil	51,913	$432,435	Nil

Total	150,000					$337,212	51,913	$432,435	Nil

Colin Bower, VP Operations – Mexico	100,000 12,500 12,500	$ $ $	16.04 9.64 10.79	6-Jun-31 07-Jan-32 16-Feb-32		Nil Nil Nil	37,458	$312,025	Nil

Total	125,000					Nil	37,458	$312,025	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7383, being the exchange rate quoted by the Bank of Canada on December 31, 2022.

(2)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2022 financial year using the per share price at December 31, 2022 as reported by the TSX of C$11.28 or $8.33.

56    First Majestic Silver Corp.

Part Five

(3)	This amount is the aggregate dollar amount of market value of share-based awards that have not vested, using the December 31, 2022 share price as reported by the TSX of C$11.28 or $8.33.

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the Named Executive Officers’ employment and services agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2022. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base salary during period	Bonus during period	Vacation pay during period	Total gross payment

Keith Neumeyer, President and CEO(1)	$5,098,110	Nil	$380,265	$5,478,375

Steven Holmes, COO(2)	$1,166,000	$1,457,500	$49,633	$2,673,133

David Soares, CFO(3)(6)	$1,033,620	$1,292,025	$17,114	$2,342,759

Ramon Mendoza, VP Technical Services(4)(6)	$615,676	$225,834	$14,822	$856,332

Colin Bower, VP Operations – Mexico(5)	$756,000	$756,000	$31,238	$1,543,238

(1)

On a termination without cause or following a change of control, Mr. Neumeyer’s services agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2)

On a termination without cause or following a change of control, Mr. Holmes’ employment agreement provides that he will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.

(3)

On a termination without cause or following a change of control, Mr. Soares’ employment agreement provides that he will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.

(4)

On a termination without cause or following a change of control, Mr. Mendoza’s employment agreement provides that he will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.

(5)

On a termination without cause or following a change of control, Mr. Bower’s employment agreement provides that he will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.

(6)	Amounts due to Mr. Mendoza and Mr. Soares are converted to U.S. dollars at the exchange rate of C$1.00 = $0.7383, being the exchange rate quoted by the Bank of Canada on December 31, 2022.

2023 Management Information Circular    57

PART SIX OTHER INFORMATION

58    First Majestic Silver Corp.

Part Six

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March of each year from 2014 to 2023. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 5,000,000 common shares of the Company during the ensuing 12 month period, which represents approximately 1.83% of the 274,479,942 issued and outstanding shares of the Company as of March 10, 2023. The Company repurchased 100,000 common shares for cancellation under its prior normal course issuer bid which commenced on March 22, 2022 and expired on March 21, 2023. The security holders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company toll-free, at 1-866-529-2807.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2022, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	8,453,338	$10.08	7,901,341

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Totals	8,453,338	$10.08	7,901,341

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7383 being the exchange rate quoted by the Bank of Canada on December 31, 2022.

A detailed description of the Company’s Long-Term Incentive Plan is set out in Appendix “B”.

Indebtedness of Directors and Senior Officers to the Company

No Director, Officer or Vice-President of the Company or any associate or affiliate of any such Director, Officer or Vice-President is or has been indebted to the Company or any of its subsidiaries at any time during the Company’s recently-completed financial year; however, a loan to Steven Holmes was made on January 7, 2021 in the amount of US$80,000. The loan to Mr. Holmes relates to a tax over-contribution made to the government of Mexico on behalf of Mr. Holmes by the Company. This over-contribution relates to work income he received from the Company and it resulted in Mr. Holmes paying taxes on the same income in both Mexico and the United States. This overpayment was a result of a Company error and the Company agreed to provide Mr. Holmes with a loan equal to the amount of the tax overpayment, until such time as it can be recouped from the Government of Mexico. The Company continues to pursue repayment of this amount from the government of Mexico.

Interest of Informed Persons in Material Transactions

None of the proposed Directors or persons who were Directors, Officers or Vice-Presidents of the Company or a subsidiary of the Company at any time during the Company’s recently-completed financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently-completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

2023 Management Information Circular    59

Part Six

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 – Audit Committees, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the Company’s website at www.firstmajestic.com or under the Company’s profile on SEDAR at www.sedar.com.

Additional Information

Financial information concerning the Company is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022.

Shareholders may obtain a copy of the Company’s audited consolidated financial statements and management’s discussion and analysis upon request to the Company at Suite 1800 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 17th day of April, 2023.

‘

Keith Neumeyer,

President and Chief Executive Officer

60    First Majestic Silver Corp.

APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on

March 7, 2019 and amended on February 19, 2021 and August 19, 2021

INTRODUCTION

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1.

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).

2.	A minimum of two-thirds of directors comprising the Board must qualify as “independent” as determined by Applicable Laws.

3.

Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders. The Corporate Governance and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Corporate Governance and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

2023 Management Information Circular    A-1

Appendix “A”

4.

No director of the Company may serve as a director (a “Directorship”) on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Corporate Governance and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5.	The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

(a)	all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b)

the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c)

if a director nominee holds more than five Directorships, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6.

During the period between annual shareholder meetings, directors must advise the Corporate Governance and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1.	Meetings of the Board

(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

(c)	The members of the Board who are “independent” as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2.	Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading “General Legal Obligations of the Board of Directors”. Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company,

(ii)

on the recommendation of the CEO, appointing the senior officers of the Company, and (iii) appointing committees of the Board, including an Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, and any other standing committee the Board

A-2    First Majestic Silver Corp.

Appendix “A”

determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

(A)	all members of committees of the Board must be “independent” as determined by Applicable Laws; and

(B)

directors who are also officers of the Company shall not participate in determining the composition of the Corporate Governance and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present;

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)	setting the terms of reference for the Board; and

(l)	appointing the secretary to the Board.

3.	Human Resource Matters

The Board has the responsibility to:

(a)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(b)	appoint and discharge the CEO and plan CEO succession;

(c)	set terms of reference for the CEO;

(d)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(f)	set the CEO’s compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(h)	approve decisions relating to senior management, including:

(i)	review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii)	on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii)	review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv)	employment contracts, termination and other special arrangements with executive officers;

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

2023 Management Information Circular    A-3

Appendix “A”

(j)	approve certain matters relating to the Company’s employees in general, including:

(i)	the Company’s broad compensation strategy and philosophy; and

(ii)	new benefit programs or material changes to existing programs; and

(iii)	ensure succession planning programs are in place, including programs to train and develop management.

4.	Strategy and Plans

The Board has the responsibility to:

(a)	adopt and periodically review a strategic planning process for the Company;

(b)	participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f)	approve material acquisitions and divestitures;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategic plan;

(h)	conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i)	review regularly any recent developments that may affect the Company’s business and its strategic plan, and advise management on emerging trends and issues.

5.	Financial and Corporate Matters

The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(b)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(c)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e)	declare dividends if and when the Board deems it to be appropriate;

(f)

approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval;

A-4    First Majestic Silver Corp.

Appendix “A”

(g)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

6.	Business and Risk Management

The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place;

(c)	approve any plans to hedge mineral sales; and

(d)	review the adequacy of security of information, information systems and recovery plans.

7.	Corporate Communications and Compliance Reporting

The Board has the responsibility to:

(a)	ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b)	ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company’s Disclosure Policy;

(c)	ensure the Board has measures in place to receive feedback from shareholders;

(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

(e)	ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f)	report annually to the shareholders on the Board’s stewardship for the preceding year.

8.	Company Policies

The Board has the responsibility to:

(a)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations; and

(c)	approve and periodically review the following:

(i)	the Company’s Code of Ethical Conduct;

(ii)	the Company’s Whistle Blower Policy;

(iii)	the Company’s Disclosure Policy; and

(iv)	the Company’s policies with respect to corporate social responsibility and environmental health and safety.

2023 Management Information Circular    A-5

Appendix “A”

9.	General Legal Obligations of the Board of Directors

1.

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

2.	The Act requires that each director:

(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	acts in accordance with the Act and the Company’s Articles.

ANNUAL PERFORMANCE EVALUATION

The Board, committees and each individual director will be regularly assessed regarding his, her, or its effectiveness and contribution. An assessment will consider (a) in the case of the Board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Company will organize annual board performance evaluations which will involve individual director assessments.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on March 7, 2019, and amended on February 19, 2021 and August 19, 2021 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

A-6    First Majestic Silver Corp.

APPENDIX “B”

SUMMARY OF THE LONG-TERM INCENTIVE PLAN

The Company’s current Long Term Incentive Plan (the “2022 LTIP”) was approved by shareholders at the Company’s annual and special meeting held May 26, 2022. A full copy of the 2022 LTIP was included in the information circular for that meeting and is available under the Company’s profile at www.sedar.com. Capitalized terms used in this summary and not otherwise defined shall have the meanings given to such terms in the 2022 LTIP.

The annual “burn rate” for the Company’s 2022 LTIP for the year ended December 31, 2022 was 1.49%.

The material terms of the 2022 LTIP are set out below.

•

Maximum Number of Shares Issuable – The maximum number of shares issuable under the 2022 LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, shall not in the aggregate exceed 6% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards), provided that the maximum number of Share Units (which includes Restricted Share Units and Performance Share Units) will not exceed 1% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards).

•	Types of Awards – Pursuant to the 2022 LTIP, the Company may issue Options, Restricted Share Units and Performance Share Units.

•	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the 2022 LTIP shall not result in:

•	the number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

•	the number of Shares issued to Insiders within a one-year period exceeding 8% of the issued and outstanding Shares; or

•	the number of Shares issuable to Insiders at any time exceeding 8% of the issued and outstanding Shares.

The 2022 LTIP shall not result in:

•	the number of Shares issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time; or

•

the number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

•

Stock Option Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Shares on the grant date.

•

Term – Unless otherwise specified at the time of grant, Options shall expire ten (10) years from the date of grant, unless terminated earlier in accordance with the 2022 LTIP. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

•

Vesting Schedule – Options vest and become exercisable in 25% increments on each of the 12 month, 18 month, 24 month and 30 month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Company which have an initial expiry date which is more than five years after the Award Date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Award Date.

2023 Management Information Circular    B-1

Appendix “B”

•

Exercise of Options – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the 2022 LTIP. A summary of these provisions is below.

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the 2022 LTIP.	Options expire in accordance with Section 10 of the 2022 LTIP.

Ceasing to be Employed for Employee-Caused Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of retirement.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) the 90th day following the date the Participant ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of death or Disability of the Participant.

B-2    First Majestic Silver Corp.

Appendix “B”

Reason for Termination	Vesting	Expiry of Option

Change of Control	Options will vest in accordance with Section 10 of the 2022 LTIP.	Options expire in accordance with Section 10 of the 2022 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to Hold Office for Director-Caused Event	Any Options held by the Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the 2022 LTIP.	Options expire in accordance with Section 10 of the 2022 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) the 90th day following the date the Participant ceases to be a Consultant.

2023 Management Information Circular    B-3

Appendix “B”

Reason for Termination	Vesting	Expiry of Option

Ceasing to be a Consultant due to completion or termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be a Consultant but concurrently hired as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Restricted Share Units and Performance Share Units

•

Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the 2022 LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

•

Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

•

Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

•

Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the 2022 LTIP respectively. A summary of these provisions is contained below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the 2022 LTIP.

B-4    First Majestic Silver Corp.

Appendix “B”

Reason for Termination	Treatment of Restricted Share Units

Ceasing to be Employed for Employee-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to Hold Office for Director-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

2023 Management Information Circular    B-5

Appendix “B”

Reason for Termination	Treatment of Restricted Share Units

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units – If the Participant is a Consultant

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the 2022 LTIP.

B-6    First Majestic Silver Corp.

Appendix “B”

Reason for Termination	Treatment of Performance Share Units

Ceasing to be Employed for Employee-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the 2022 LTIP; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or Disability, based on the Participant’s performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to Hold Office for Director-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

2023 Management Information Circular    B-7

Appendix “B”

Reason for Termination	Treatment of Performance Share Units

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the 2022 LTIP provided that the settlement date will be (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the 2022 LTIP (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

General

•

Clawback Policy – Awards granted under the 2022 LTIP may be subject to forfeiture in certain instances under the Company’s Code of Ethical Conduct. See “Executive Compensation – Incentive Compensation Clawback Policy”.

•	Assignment – Awards under the 2022 LTIP are non-assignable and non-transferable other than to a Participant’s Personal Representatives.

•

Amendments Not Requiring Shareholder Approval – The Board may amend the 2022 LTIP Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory

B-8    First Majestic Silver Corp.

Appendix “B”

approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the 2022 Plan or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b)	a change to the termination provisions of the 2022 LTIP or any Award which does not entail an extension beyond the original expiry date;

(c)	amending or modifying the mechanics of exercise or settlement of Awards;

(d)	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e)	effecting amendments respecting the administration of the 2022 LTIP;

(f)	effecting amendments necessary to suspend or terminate the 2022 LTIP;

(g)

amending the change of control provisions of the 2022 LTIP, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control;

(h)

any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

•	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)

any increase in the number of shares issuable under the 2022 LTIP or the percentage limit set out in Section 4.1 of the 2022 LTIP, except such increases by operation of Sections 4.1 or 9 of the 2022 LTIP;

(b)	with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c)

any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit or Restricted Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

(d)	any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e)	any amendment to the insider participation limits or non-executive director limits under the 2022 LTIP or any amendment to the amendment sections of the 2022 LTIP; and

(f)	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

•	Financial Assistance – The 2022 LTIP provides that the Company may not offer financial assistance in respect of the exercise of any Award.

2023 Management Information Circular    B-9

www.firstmajestic.com

@FMBullion

@FMSilverCorp

TSX: FR | NYSE: AG | FWB: FMV